FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of  May, 2013
Commission File Number: 001-34983

PROMOTORA DE INFORMACIONES, S.A.
(Exact name of registrant as specified in its charter)

PROMOTER OF INFORMATION, S.A.
(Translation of registrant’s name into English)

Gran Vía, 32
28013 Madrid, Spain
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☑      Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐      No ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐      No ☑

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐      No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PROMOTORA DE INFORMACIONES, S.A.
(Registrant)

May 20, 2013	By:	/s/ Antonio García-Mon
	Name:	Antonio García-Mon
	Title:	Secretary of the Board of Directors

PRISA

Communication of Relevant Information

Promotora de Informaciones SA (PRISA) announces the following relevant information, under the provisions of article 82 of Act 24/1988, July 28th, of Securities Market (*"Ley del Mercado de Valores"*).

The Board of Directors of PRISA has resolved to hold the Annual Shareholders Meeting in Madrid, **expected to be held at the second call**, on June 22, 2013, at 12:30 pm, at auditorium 400 of the Nouvel building of the Museo Reina Sofia, access by Ronda de Atocha, no number, Madrid 28012.

The agenda is as follows:

1º.- Review and, if applicable, approval of the annual accounts (balance sheet, profit and loss account, statement of recognized income and expense, statement of changes in equity, of cash flow statement and notes to the financial statements) and management reports for both the company and the consolidated group for the 2012 financial year, and the proposed distribution of profits.

2º.- Approval of the Board of Directors' management of the company during the 2012 financial year.

3º.- Adoption of the necessary resolutions regarding the auditors of the company and its consolidated group for the 2013 financial year, pursuant to the provisions of Article 42 of the Commercial Code and Article 264 of the Companies Act.

4º.- Fixing the number of Directors. Appointment of Directors.

4.1. Fixing the number of Directors.

4.2. Ratification of the appointment by cooptation and election of Director Ms. Arianna Huffington.

4.3. Ratification of the appointment by cooptation and election of Director Mr. Jose Luis Leal Maldonado.

5º.- Amendment of Bylaws:

5.1. Amendment of article 15. e) of the Bylaws, to provide for the chairmanship of the shareholders' meeting.

5.2. Amendment of Article 15 bis of the Bylaws to modify the regime of supermajorities.

6º.- Amendment to the General Meeting Regulations:

6.1. Amendment of article 14 of the General Meeting Regulation to provide for the chairmanship of the Shareholders' Meeting.

6.2. Amendment of article 21.2 of the General Meeting Regulation to ratify the amendment of section a), approved by the Ordinary Shareholders' Meeting on June 30, 2012, under point nine in its agenda, as well as to modify the regime of supermajorities.

7º.- Payment of the Class B shares minimum annual dividend corresponding to the year 2012 and the proportional part of this dividend accrued for the conversion of Class B shares into Class A common shares during the eleven months following to June 2013. Approval of capital increases against Class B share premium reserve required to pay the Class B preferred dividend with Class A ordinary shares for the year 2012 and the dividend accrued for conversions during the eleven months following to June 2013. Request for admission to trading the Class A ordinary shares issued through the capital increases on the stock exchange markets of Madrid, Barcelona; Bilbao and Valencia. Delegation of powers to the Board of Directors to execute the capital increases.

8º.- Review and approval of the merger by absorption of Prisa Televisión, S.A.U by Promotora de Informaciones, S.A.

1. Information, if any, on any significant changes of the asset or liability of the companies involved in the merger occurred between the date of the common merger project and the holding of the General Meeting which is herein convened.
2. Approval of the merger project.
3. Approval of the merger balance sheet.
4. Approval of the merger by absorption according to the merger project.
5. Tax regime.

9º.- Delegation of authority to the Board of Directors to increase capital, on one or more occasions, with or without share premium (with the power to exclude pre-emption rights, if any), on the terms and conditions and at the times contemplated in Article 297(1)(b) of the Capital Companies Act, and for the revocation of the authorisation granted at the General Shareholders Meeting of 5 December 2008 under the second point of the agenda therefore.

10º.- Delegation of authority to the Board of Directors to issue fixed income securities, both straight and convertible into shares of new issuance and/or exchangeable for shares that have already been issued of Promotora de

Informaciones, S.A. (Prisa) or other companies, warrants (options to subscribe new shares or to acquire shares of Prisa or other companies), bonds and preferred shares. In the case of convertible and/or exchangeable securities or warrants, setting the criteria to determine the basis of and the methods of conversion, exchange or exercise; delegation of powers to the Board of Directors to increase capital by the amount required for the conversion of securities or for the exercise of warrants, as well as for the exclusion of pre-emption rights of shareholders and holders of convertible debentures or warrants on newly-issued shares.

Revocation, in the unused part, of the resolution delegating authority for issuance of convertible and/or exchangeable bonds adopted by the General Meeting of shareholders of 5 December 2008, under point third of the agenda therefor.

11º.- Authorization of a long-term incentives plan by delivery of cash and shares of the Company, as variable remuneration of its management team, including an executive director.

12º.- Authorization for direct or indirect derivative acquisition of treasury shares, within the legal limits and requirements.

Revocation of unused part of the authorization granted in this sense at the Ordinary General Meeting of 30 June 2012 under point eleventh of the agenda

13.º- Non-binding voting of Remuneration Policy Report.

14º.- Information to Shareholders on amendments to the Regulations of the Board of Directors.

15º.- Delegation of Powers

The Board of Directors has likewise decided to delegate joint and several powers to the Chairman of the Board of Directors, the Chief Executive Officer and the Delegated Commission to add other items to the agenda, as well as to delete or amend any of the items approved by the Board of Directors, also agreeing that a notary public shall be present to take the minutes at the Shareholders Meeting pursuant to the provisions of article 203 of the Capital Corporations Act.

By virtue of article 516 of the Companies Act, we are attaching the announcement made public today, as well as the following documents which upon publication of the announcement and pursuant to the provisions of articles 272, 286, 287, 296, 297, 506, 511, 517, 518, 528 and 539 of the Capital Companies Act, article 61 ter of the Securities Market Act and articles 6 and 26 of the General Meeting Regulations, shareholders may examine at the registered office of the Company (Gran Vía 32, Madrid 28013), at the address of the Shareholder Relations Office (Avda. de los Artesanos 6, Tres Cantos, 28760 Madrid), consult them on the Company's website (www.prisa.com) and

request delivery or sending thereof without charge (through the Oficina de Atención al Accionista, from 8:00 a.m. to 16:30 p.m., on business days, telephone numbers 91-330.11.68 and 91-330.10.22, e-mail address ia@prisa.com):

- Full text of the Annual Accounts (balance sheet, profit and loss account, statement of recognised revenue and expenses, statement of changes in equity, cash flow statement and notes thereon) and the Management Report for the 2012 financial year of the Company and its Consolidated Group, as well as the respective reports of the auditor (point First of the Agenda). These documents were filed with the National Securities Market Commission on March, 8 2013 (with registration No.14185).

- Full text of the proposal of resolutions regarding all the Agenda items that the Board of Directors presents to the General Shareholders' Meeting and report on the amendments to the Regulations of the Board of Directors.

-Full text of Administrators Report related to the Bylaws amendments, for the purposes contemplated in article 286 of the Capital Companies Act (point five of the Agenda), that is attached hereto.

-Administrators Report related to the General Meeting Regulation amendments, for the purposes contemplated in article 26 of the Meeting Regulations (point six of the Agenda), that is attached hereto.

-Administrators Report related to the delegation of powers to the Board of Directors to increase share capital, with powers to exclude preemptive rights if deemed warranted,for the purposes contemplated in articles 286, 297.1.b), and 506 of the Capital Companies Act (point nine of the Agenda), that is attached hereto.

-Administrators Report related to the delegation of authority to the Board of Directors to issue fixed income securities, both straight and convertible into shares of new issuance and/or exchangeable for shares that have already been issued, warrants, bonds and preferred shares, and delegation of powers to the Board of Directors to increase capital as well as for the exclusion of pre-emption rights, for the purposes contemplated in articles 286, 297.1.b), and 511 of the Capital Companies Act (point ten of the Agenda), that is attached hereto.

-Remuneration Policy Report, for the purposes contemplated in article 61 ter of the Securities Market Act (which is submitted to non-binding vote under point twelve of the Agenda), which was filed with the National Securities Market Commission on March, 8, 2013 (with registration No.2013034155).

- Forms and terms for exercise of information, proxy and remote voting rights, which are attached hereto.

- 2012 Annual Report on Corporate Governance, which was filed with the National Securities Market Commission on March, 8, 2013 (with registration No.183527).

- 2012 Annual Report of the following Committees: Audit Committee, Corporate Governance Committee and Nominations and Compensations Committee.

-The following documents relating to the takeover merger of Prisa Televisión, S.A.U by Promotora de Informaciones, S.A. (point eight of the agenda) are published on the company's website (www.prisa.com) since May 7, 2013, (Relevant Information of the same date, with registration No. 186697) for the purposes of Spanish Law on Structural Modifications 3/2009:

a) The joint merger proposal, whose inclusion on the website of the company has been already published in the Official Bulletin of the Commercial Registry (*BORME*) on May 17, 2013.

b) The annual accounts and the management reports for the last three years for Prisa Televisión, S.A.U. and Promotora de Informaciones, S.A., as well as the auditors' corresponding reports on the said accounts.

c) The merger balance sheets of Prisa Televisión, S.A.U. and Promotora de Informaciones, S.A., which correspond to the last annual balance sheets closed on 31 December 2012.

d) The current Articles of Association of Promotora de Informaciones, S.A. and Prisa Televisión, S.A.U.

e) The identities of the directors of the companies involved in the merger and the dates from which they have held office.

Madrid, May 20, 2013

PROMOTORA DE INFORMACIONES, SOCIEDAD ANÓNIMA

Call of Ordinary Meeting

By resolution of the Board of Directors of "Promotora de Informaciones, Sociedad Anónima", in fulfilment of the provisions of the Company's Bylaws and General Meeting Regulations, and in accordance with the current Capital Companies Act, the shareholders are called to the Ordinary General Meeting to be held at 12:30 p.m. on June 21, 2013, at auditorium 400 of the Nouvel building of the Museo Reina Sofia, access by Ronda de Atocha, no number, Madrid 28012, on first call, and if the necessary quorum is not achieved, at the same place and at the same time on June 22, 2013, on second call.

It is expected that the General Meeting will be held on second call, that is, on June 22, 2013, at the place and time indicated above.

For purposes of articles 173 and 516 of the Capital Companies Act, all shareholders are advised that this notice of call also will be published, inter alia, on the Company's website, the address of which is www.prisa.com.

The matters to be considered at the Meeting will be as set forth in the following

AGENDA

1°.- Review and, if applicable, approval of the annual accounts (balance sheet, profit and loss account, statement of recognized income and expense, statement of changes in equity, of cash flow statement and notes to the financial statements) and management reports for both the company and the consolidated group for the 2012 financial year, and the proposed distribution of profits.

2°.- Approval of the Board of Directors' management of the company during the 2012 financial year.

3°.- Adoption of the necessary resolutions regarding the auditors of the company and its consolidated group for the 2013 financial year, pursuant to the provisions of Article 42 of the Commercial Code and Article 264 of the Companies Act.

4°.- Fixing the number of Directors. Appointment of Directors.

4.1. Fixing the number of Directors.

4.2. Ratification of the appointment by cooptation and election of Director Ms. Arianna Huffington.

4.3. Ratification of the appointment by cooptation and election of Director Mr. Jose Luis Leal Maldonado.

5º.- Amendment of Bylaws:

5.1. Amendment of article 15. e) of the Bylaws, to provide for the chairmanship of the shareholders' meeting.

5.2. Amendment of Article 15 bis of the Bylaws to modify the regime of supermajorities.

6º.- Amendment to the General Meeting Regulations:

6.1. Amendment of article 14 of the General Meeting Regulation to provide for the chairmanship of the Shareholders' Meeting.

6.2. Amendment of article 21.2 of the General Meeting Regulation to ratify the amendment of section a), approved by the Ordinary Shareholders' Meeting on June 30, 2012, under point nine in its agenda, as well as to modify the regime of supermajorities.

7º.- Payment of the Class B shares minimum annual dividend corresponding to the year 2012 and the proportional part of this dividend accrued for the conversion of Class B shares into Class A common shares during the eleven months following to June 2013. Approval of capital increases against Class B share premium reserve required to pay the Class B preferred dividend with Class A ordinary shares for the year 2012 and the dividend accrued for conversions during the eleven months following to June 2013. Request for admission to trading the Class A ordinary shares issued through the capital increases on the stock exchange markets of Madrid, Barcelona; Bilbao and Valencia. Delegation of powers to the Board of Directors to execute the capital increases.

8º.- Review and approval of the merger by absorption of Prisa Televisión, S.A.U by Promotora de Informaciones, S.A.
1. Information, if any, on any significant changes of the asset or liability of the companies involved in the merger occurred between the date of the common merger project and the holding of the General Meeting which is herein convened.
2. Approval of the merger project.
3. Approval of the merger balance sheet.
4. Approval of the merger by absorption according to the merger project.
5. Tax regime.

9º.- Delegation of authority to the Board of Directors to increase capital, on one or more occasions, with or without share premium (with the power to exclude pre-emption rights, if any), on the terms and conditions and at the times contemplated in Article 297(1)(b) of the Capital Companies Act, and for the revocation of the authorisation granted at the General Shareholders Meeting of 5 December 2008 under the second point of the agenda therefore.

10º.- Delegation of authority to the Board of Directors to issue fixed income securities, both straight and convertible into shares of new issuance and/or exchangeable for shares that have already been issued of Promotora de Informaciones, S.A. (Prisa) or other companies, warrants (options to subscribe

new shares or to acquire shares of Prisa or other companies), bonds and preferred shares. In the case of convertible and/or exchangeable securities or warrants, setting the criteria to determine the basis of and the methods of conversion, exchange or exercise; delegation of powers to the Board of Directors to increase capital by the amount required for the conversion of securities or for the exercise of warrants, as well as for the exclusion of pre-emption rights of shareholders and holders of convertible debentures or warrants on newly-issued shares.

Revocation, in the unused part, of the resolution delegating authority for issuance of convertible and/or exchangeable bonds adopted by the General Meeting of shareholders of 5 December 2008, under point third of the agenda therefor.

11°.- Authorization of a long-term incentives plan by delivery of cash and shares of the Company, as variable remuneration of its management team, including an executive director.

12°.- Authorization for direct or indirect derivative acquisition of treasury shares, within the legal limits and requirements.

Revocation of unused part of the authorization granted in this sense at the Ordinary General Meeting of 30 June 2012 under point eleventh of the agenda

13.°- Non-binding voting of Remuneration Policy Report.

14°.- Information to Shareholders on amendments to the Regulations of the Board of Directors.

15°.- Delegation of Powers

SUPPLEMENT TO CALL

In accordance with article 519 of the Capital Companies Act, shareholders representing at least five percent of capital may: (i) request publication of a supplement to this call including one or more points on the Agenda, provided that the new points are accompanied by an explanation or, if applicable, an explained proposed resolution; and (ii) present supported proposed resolutions regarding matters already included or that should be included on the agenda of the meeting that is called. In either situation, if the proposed resolutions require approval by Class B shareholders, the supplement to call will provide for the separate voting of Class A and Class B shareholders. These rights must be exercised by certifiable notice that must be received at the registered office (Gran Via 32, Madrid 28013) within the five days following publication of this call, identifying the shareholders exercising the right and the number of shares owned by them, and attaching such other documentation as may be appropriate. For these purposes, the shareholders must demonstrate to the Company, also in a certifiable manner, that they represent at least that percentage of capital. The foregoing is understood to be without prejudice to the right of any shareholder during the conduct of the General Meeting to make alternative proposals or proposals on points that are not included on the agenda, on the terms contemplated in the Capital Companies Act.

(Free translation from the original in Spanish language)

RIGHT OF ATTENDANCE

The General Meeting may be attended by all shareholders that, individually or collectively, own at least 60 shares, registered in the corresponding book-entry records five days in advance of the date of holding the Meeting, and are in possession of the corresponding attendance card issued by any of the custodians that are members of Sociedad de Gestión de los Sistemas de Registro, Compensación y Liquidación de Valores, S.A. (Iberclear), in accordance with the provisions of article 15 of the Bylaws, article 7 of the General Meeting Regulations and article 179 of the Capital Companies Act.

RIGHT OF REPRESENTATION

Any shareholder entitled to attend may grant a proxy to another person, even if not a shareholder, to attend the General Meeting, by satisfying the requirements and formalities set forth in the Bylaws, the General Meeting Regulations and by law.

The proxy must contain or attach the Agenda.

A proxy may be evidenced in any of the following documents, in all cases with a handwritten signature: (i) the attendance card issued by the custodians participating in Iberclear, (ii) a letter or (iii) the standard form made available by the Company for these purposes to the shareholders, as indicated below in this call. The document evidencing the proxy may be sent by mail to the Company throught the Shareholder Relations Office, at the registered office (Gran Vía 32, Madrid 28013) or at the address of the Office (Avda. de los Artesanos 6, Tres Cantos, 28760 Madrid) or delivered at the entrance to the general meeting site, to the Company's organisers, on the day it is held, before it commences.

If a proxy is extended in favour of the Board of Directors, or if the proxy does not state the name of the person to which the proxy is granted, it will be understood to have been granted to the Chairman of the Board of Directors.

If the proxy grantor does not give voting intrucctions, it shall be understood that the proxy could vote in the sense most appropriate for the shareholder interest.

In the event the proxy is granted by a public request and the proxy grantor has not indicate voting instructions, it shall be understood that the proxy (i) refers all the points on the agenda of the General Meeting, (ii) the vote is in favour of all the proposed resolutions made by the Boards of Directors and (iii) extends to any off-agenda items that may arise in which case the proxy shall vote in the sense most appropriate for the shareholder interest.

If the appointed proxy has a conflict of interest when voting on any of the proposals that, whether or not on the Agenda, are submitted to the General Meeting, and the proxy grantor has not given precise voting instructions, the proxy should refrain from voting for the points on which, having a conflict of interest, have to vote on behalf of the shareholder.

A proxy also may be granted by remote electronic communication by way of the Company's website (www.prisa.com), from May 30, 2013, by completing the standard electronic form available for these purposes on the Company's website. That electronic document must include an electronic signature recognised or provided by any of the certification service providers referred to in the following section on remote voting. A proxy granted by remote electronic means of communication must be in the possession of the Company, at its headquarters, at least 24 hours in advance of the time contemplated for holding the General Meeting on first call.

For purposes of articles 523 and 526 of the Capital Companies Act, it is noted that if the proxy appointed by a shareholder is the Chairman or any other director of the Company, they have a conflict of interest regarding point 13° of the Agenda (Non-binding voting on the Remuneration Policy Report). Also, the following directors have a conflict of interest: Ms. Arianna Huffington regarding point 4.2 of the agenda (Ratification of the appointment by cooptation and election of Director Ms. Arianna Huffington), Mr Jose Luis Leal Maldonado regarding point 4.3 of the agenda (Ratification of the appointment by cooptation and election of Director Mr. Jose Luis Leal Maldonado) and Mr Manuel Polanco Moreno regarding point 11° of the Agenda (Authorization of a long-term incentives plan by delivery of cash and shares of the Company, as variable remuneration of its management team, including an executive director).

Directors may likewise have a conflict of interest regarding the proposed resolutions, if any, presented apart from the Agenda, if, among other circumstances, they relate to removal of a director or imposition of liability thereon.

REMOTE VOTING

A shareholder may cast its vote remotely, by complying with the requirements and formalities set forth in article 15 of the Articles of Association, in articles 10 and following of the General Meeting Regulations and by law.

To cast a vote by mail, a shareholder must complete and send to the Company, throught the Shareholder Relations Office, at its registered office (Gran Vía 32, Madrid 28013) or at the address of the Office (Avda. de los Artesanos 6, Tres Cantos, 28760 Madrid) the standard form provided by the Company for these purposes (made available to shareholders as indicated in the following section on the "Information Right" in this call), which will include the information necessary to show status as a shareholder, with the signature of the shareholder being required to be attested by a notary or acknowledged by a custodian participating in Iberclear. In the case of legal persons, the form must be accompanied by the corresponding document sufficiently showing the representative capacity in which the signatory acts.

The vote also may be cast by remote electronic means of communication, by way of the Company's website (www.prisa.com), from May 30, 2013, for that purpose completing the standard electronic form provided for these purposes on the

Company's website. The electronic document sent by the shareholder must include an electronic signature recognised or provided by any of the following certification service providers: CERES (Fábrica Nacional de Moneda y Timbre - Real Casa de la Moneda); CAMERFIRMA; or ANCERT (Agencia Notarial de Certificación). The electronic National Identity Document (Documento Nacional de Identidad electrónico, or "DNIe") issued by the General Police Directorate of the Spanish Ministry of the Interior may also be used.

A remote vote, whether sent by mail or by remote electronic means of communication, must be in the possession of the Company, at its headquarters, at least 24 hours in advance of the time contemplated for holding the General Meeting on first call. Otherwise, the vote will be deemed not to have been cast.

INFORMATION RIGHT

From publication of this call, in compliance with the provisions of articles 272, 286, 287, 296, 297, 506, 511, 517, 518, 528 and 539 of the Capital Companies Act, article 61 ter of the Securities Market Act and articles 6 and 26 of the General Meeting Regulations, the shareholders may examine the following documents at the registered office of the Company (Gran Via 32, Madrid 28013), at the address of the Shareholder Relations Office (Avda. de los Artesanos 6, Tres Cantos, 28760 Madrid), consult them on the Company's website (www.prisa.com) and request delivery or sending thereof without charge (through the Oficina de Atención al Accionista, from 8:00 a.m. to 16:30 p.m., on business days, telephone numbers 91-330.11.68 and 91-330.10.22, e-mail address ia@prisa.com):

- Full text of the Annual Accounts (balance sheet, profit and loss account, statement of recognised revenue and expenses, statement of changes in equity, cash flow statement and notes thereon) and the Management Report for the 2012 financial year of the Company and its Consolidated Group, as well as the respective reports of the auditor (point First of the Agenda).

- Full text of the proposal of resolutions regarding all the Agenda items that the Board of Directors presents to the General Shareholders' Meeting and report on the amendments to the Regulations of the Board of Directors.

- Full text of Administrators Report related to the Bylaws amendments, for the purposes contemplated in article 286 of the Capital Companies Act (point five of the Agenda).

- Administrators Report related to the General Meeting Regulation amendments, for the purposes contemplated in article 26 of the Meeting Regulations (point six of the Agenda).

- Administrators Report related to the delegation of powers to the Board of Directors to increase share capital, with powers to exclude preemptive rights if deemed warranted,for the purposes contemplated in articles 286, 297.1.b), and 506 of the Capital Companies Act (point nine of the Agenda).

- Administrators Report related to the delegation of authority to the Board of Directors to issue fixed income securities, both straight and convertible into shares of new issuance and/or exchangeable for shares that have already been issued, warrants, bonds and preferred shares, and delegation of powers to the Board of Directors to increase capital as well as for the exclusion of pre-emption rights, for the purposes contemplated in articles 286, 297.1.b), and 511 of the Capital Companies Act (point ten of the Agenda).

- Remuneration Policy Report, for the purposes contemplated in article 61 ter of the Securities Market Act (which is submitted to non-binding vote under point thirteen of the Agenda).

- Forms and terms for exercise of information, proxy and remote voting rights.

- Annual Corporate Governance Report for the 2012 financial year.

- Annual Reports for the 2012 financial year, prepared by the following Committees: Audit Committee, Corporate Governance Committee and Nominating and Compensation Committee.

- Information relating to the takeover merger of Prisa Televisión, S.A.U by Promotora de Informaciones, S.A (point eight of the Agenda). It is hereby noted for the record that, for the purposes of Articles 39 and 40.2 of the Spanish Law on Structural Modifications (*Ley de Modificaciones Estructurales,* LME), the following documents have been published on the company's website on May 7, 2013, with the ability to download and print them:

  -The joint merger proposal.

  -The annual accounts and the management reports for the last three years for Prisa Televisión, S.A.U. and Promotora de Informaciones, S.A., as well as the auditors' corresponding reports on the said accounts.

  -The merger balance sheets of Prisa Televisión, S.A.U. and Promotora de Informaciones, S.A., which correspond to the last annual balance sheets closed on 31 December 2012.

  -The current Articles of Association of Promotora de Informaciones, S.A. and Prisa Televisión, S.A.U.

  -The identities of the directors of the companies involved in the merger and the dates from which they have held office.

Until the seventh day prior to the date contemplated for holding the Meeting, the shareholders, in writing, may request information or clarifications from the administrators, or pose questions regarding the matters on the Agenda, regarding the information accessible to the public that has been provided by the Company to the National Securities Market Commission since the holding of the most recent General Meeting (30 June 2012) and regarding the audit report, in

accordance with the provisions of articles 197 and 520 of the Capital Companies Act and article 6 of the General Meeting Regulations.

Information requests will comply with the rules established in article 6 of the General Meeting Regulations. To request information, shareholders may use the standard form made available to the shareholders by the Company for these purposes, as indicated at the beginning of this section on the "Information Right". The person making the request must prove his/her identity in the case of a written request by means of a photocopy of his/her National Identity Document or Passport and, in the case of legal persons, a document that sufficiently proves his/her representative capacity. In addition the person making the request must prove his/her status as a shareholder or provide sufficient details (number of shares, custodian, etc.) to allow verification by the Company.

The information right also may be exercised by remote electronic communication by way of the Company's website (www.prisa.com), from May 30, 2013, by completing the standard electronic form available for these purposes on the Company's website. That electronic document must include an electronic signature recognised or provided by any of the certification service providers referred to in the preceding section on remote voting.

In addition to as indicated above, from the date of publication of the notice of call all of the documentation and information related to the General Shareholders Meeting will be available for consultation on the Company's website (www.prisa.com). In accordance with the provisions of article 518 of the Capital Companies Act, such documentation and information will include this notice of call and the total number of shares and voting rights on the date of the call, broken down by classes of shares.

Also, during the holding of the meeting the shareholders verbally may request of the administrators such information and clarifications as they deem to be appropriate regarding the matters on the agenda, and regarding the information accessible to the public the Company has provided to the National Securities Market Commission since the holding of the most recent General Meeting (30 June 2012) and regarding the auditor's report.

OTHER PROVISIONS ON THE ELECTRONIC MEANS TO EXCERCISE THE INFORMATION, VOTING AND REPRESENTATION RIGHTS

The Company reserves the right to amend, to suspend, to cancel or to restrict the electronic means that are at the disposal of the shareholders to excercise the information, voting and representation rights in the General Shareholders' Meeting when imposed or required by technical or security reasons. Should any of these events occur, it will be announced on the Company's website.

The Company will not be liable for any prejudice that the shareholder may suffer from any breakdown, overload, line failures, connection failures or any other eventuality similar or equal, that are outside the will of the Company, and that prevent the use of the electronic means to excercise the information, voting and

representation rights. Therefore, these events will not consititue a deprivation of shareholders' rights.

SHAREHOLDERS' ELECTRONIC FORUM

In order to comply with article 539(2) of the Capital Companies Act, from publication of this call a Shareholders Electronic Forum will be available on the Company's website (www.prisa.com). Both individual shareholders and such voluntary associations as may be established will be entitled to access it, in order to facilitate their communication prior to the holding of the general meeting. The operating rules of the Forum, and the form to be completed to participate therein, are available on the Company's website.

The Forum is not a channel for communications between the Company and its shareholders, and is provided solely for the purpose of facilitating communication among the Company's shareholders on the occasion of the holding of the Ordinary General Meeting of Shareholders.

MENTIONS RELATING TO THE PROPOSED TAKEOVER MERGER OF PRISA TELEVISIÓN, S.A.U BY PROMOTORA DE INFORMACIONES, S.A.

In accordance with the provisions of Article 40.2 in conjunction with Article 31 LME, below are the minimum mentions required by law in relation to the joint merger proposal:

One. Identification of the companies involved in the merger:

The acquiring company is Promotora de Informaciones, S.A., with address at Calle Gran Via, 32, Madrid (Spain), incorporated for an indefinite time in a deed executed before Madrid Notary Public Mr Felipe Gómez-Acebo Santos on 18 January 1972 under number 119 of his protocol, registered in Entry No. in General Volume 2,836, Volume 2,159 of Section 3 of the Companies Book, Folio 54, Sheet No. 19,511, of Madrid Commercial Register, with Corporate Tax Code (CIF) No. A-28297059.

The acquired company is Prisa Televisión, S.A.U., with address at Avenida de los Artesanos 6, Tres Cantos (Madrid), (Spain), incorporated for an indefinite time in a deed executed before Madrid Notary Public Mr José Aristónico García on 12 April 1989 under number 1,385 of his protocol, registered in Entry No. in General Volume 9,458, Volume 8,201 of Section 3 of the Companies Book, Folio 122, Sheet No. 87,787 of Madrid Commercial Register, with Corporate Tax Code (CIF) No. A-79114815.

Two. Impact of the merger on labour contributions and ancillary benefits at the acquired company:

The merger will have no impact on labour contributions or ancillary benefits at the acquired company, and no compensation is therefore appropriate.

Three. Rights to be granted to holders of special rights or holders of securities other than shares:

There are no special shares or special rights other than shares in either Prisa Televisión, S.A.U. or in Promotora de Informaciones, S.A., and the granting of any special rights or the offer of any kind of options in the acquiring company is therefore not appropriate.

Four. Benefits for the independent experts or directors of the merging companies:

No benefits of any kind will be attributed to the directors of either of the companies involved in the merger. No independent expert has been involved in the merger.

Five. Date from which the merger will take effect for accounting purposes:

From 1 January 2013 (inclusive), Prisa Televisión, S.A.U.'s operations will be deemed to have been carried out for accounting purposes on behalf of Promotora de Informaciones, S.A.

Six. Articles of Association of the merged company:

As provided in the joint merger proposal, Promotora de Informaciones, S.A., in its capacity as the acquiring company, has no plans to modify its Articles of Association as a result of the merger. This is without prejudice to any changes thereto that may be approved at the General Meeting of Promotora de Informaciones, S.A. hereby being convened.

The full text of the Articles of Association of Promotora de Informaciones, S.A. can be consulted at its registered address, which is located at Calle Gran Via, 32, Madrid (Spain), on the Company's website (www.prisa.com) and in Madrid Commercial Register.

Seven. Possible consequences of the merger on employment, as well as its potential gender impact on the management bodies and any impact, if applicable, on the company's social responsibility:

For the purposes of Article 31.11 LME, below are the considerations taken into account by the acquiring and acquired companies' respective Boards of Directors to assert that the merger does not cause any impact on employment, gender in the management bodies or the acquiring company's corporate social responsibility:

(i) Possible consequences of the merger on employment:

Promotora de Informaciones, S. A., in its capacity as the acquiring company, will take charge of all of Prisa Televisión, S.A.U.'s current human and material resources, as well as of the personnel management policies and procedures that the latter company has been observing until now.

Therefore and in accordance with the provisions of Article 44 of the Workers' Statute, which governs business transfers, the acquiring company will assume all the labour rights and obligations of the acquired company's workers.

It is also hereby stated for the record that the merging companies will comply with their reporting obligations and, where applicable, with their obligation to consult with the legal representatives of the workers of each of the companies, in accordance with the provisions of the labour legislation. In addition, the proposed merger will be notified to those public bodies to which such notification is appropriate and, in particular, to the Social Security General Treasury (*Tesorería General de la Seguridad Social*).

(ii) Gender impact on the management bodies:

The merger is not expected to result in changes of special significance to the structure of Promotora de Informaciones, S.A.'s management body from the point of view of its gender distribution. Similarly, the merger will not affect the policy that the acquiring company has been following until now in relation to this matter.

(iii) Impact of the merger on corporate social responsibility:

Promotora de Informaciones, S.A.'s current corporate social responsibility policy is not expected to suffer any changes as a result of the merger.

Eight. Tax Regime:

The merger is covered by the tax regime laid down in Chapter VIII of Title VII and the Second Additional Provision of the Consolidated Text of the Spanish Corporate Tax Law (*Ley del Impuesto sobre Sociedades*) approved by Royal Legislative Decree 4/2004.

To that end and in accordance with Article 96 of the said Consolidated Law, the merger will be reported to the Ministry of Finance and Public Administrations (*Ministerio de Hacienda y Administraciones Públicas*) in the form stipulated by law.

DATA PROTECTION

The personal information the shareholders provide to the Company in order to exercise their rights to attend, grant proxies or vote at the General Shareholders Meeting, and for use of the Shareholders Electronic Forum, or that is provided by banking institutions and Securities Companies and Agencies with which the shareholders have arranged for deposit or custody of their shares, or through the entity responsible for maintaining the book-entry records (Iberclear), will be included in a computer database owned by and the responsibility of the Company, the purpose of which is managing general shareholders meetings of

the Company and undertaking statistical studies of the Company's shareholdings, as well as managing and supervising the functioning of the Shareholders Electronic Forum. The shareholders may exercise their rights of access, correction, suppression and opposition on the terms established in applicable legislation, in writing addressed to the Company's Shareholder Relations Office, at the registered office (Gran Vía 32, Madrid 28013) or at at the address of the Office (Avda. de los Artesanos 6, Tres Cantos, 28760 Madrid).

Such information as is necessary for purposes of the notarial minutes of the general shareholders meeting will be provided to the notary.

PRESENCE OF A NOTARY

The Board of Directors has resolved to have a notary present at the Meeting, in accordance with the provisions of article 203 of the Capital Companies Act and article 15 of the General Meeting Regulations, to prepare the minutes of that Meeting.

Madrid, May 20, 2013
Mr. Antonio García-Mon Marañés
General Secretary and Secretary of the Board of Directors.

PROMOTORA DE INFORMACIONES, S.A.

ANNUAL GENERAL SHAREHOLDERS MEETING

JUNE 22, 2013

PROPOSED RESOLUTIONS

The Board of Directors of PROMOTORA DE INFORMACIONES, S.A. has resolved to submit the following PROPOSED RESOLUTIONS at the ORDINARY GENERAL SHAREHOLDERS' MEETING to be held on June 22, 2013.

The Board of Directors likewise passed a resolution to grant joint and several powers to the Chairman of the Board, the Chief Executive Officer and the Delegated Commission to add other proposed resolutions, as well as to delete, amend or alter any of the proposals set forth below.

(Free translation from the original in Spanish language)

ONE

Review and, if applicable, approval of the annual accounts (balance sheet, profit and loss account, statement of recognized income and expense, statement of changes in equity, of cash flow statement and notes to the financial statements) and management reports for both the company and the consolidated group for the 2012 financial year, and the proposed distribution of profits.

a) To approve the Annual Accounts (Balance sheet, income statement, statement of recognized income and expense, statement of changes in equity, statement of cash flows and Notes to the Financial Statements) and Management Reports for both the Company and the Consolidated Group for the financial year ending December 31, 2012, as audited by the company's account auditors.

b) To approve the following distribution of profits (Euros 000):

Distribution basis- Losses for the year	685,793
Distribution- To losses from previous years	685,793

(Free translation from the original in Spanish language)

TWO

Approval of the Board of Directors' management of the company in the 2012 financial year.

To approve, without reservations, the Board of Directors' management of the company during the past year.

THREE

Adoption of the necessary resolutions regarding the auditors of the company and its consolidated group for the 2013 financial year, pursuant to the provisions of Article 42 of the Commercial Code and Article 264 of the Companies Act.

As provided in Article 264 of the Companies Act and Article 153 ff. of the Companies Register Regulation, to appoint DELOITTE, S.L., a Spanish company with registered offices in Madrid at Torre Picasso, Plaza Pablo Ruiz Picasso no. 1, 28020 Madrid, Tax ID No. recorded on the Madrid Companies Register on Page M-54414, Folio 188, Volume 13,650, Section 8, as the auditors of the Company and its consolidated group for the term of one (1) year, to audit the financial statements for the year ending December 31, 2013

FOUR

Fixing the number of Directors. Appointment of Directors:

4.1. Fixing the number of Directors

In view of the resignation as a director of the Company of Don Matías Cortés Dominguez, and pursuant to Article 17 of the Company Bylaws, the number of members on the Board of Directors is hereby set at fifteen.

4.2. Ratification of the appointment by cooptation and election of Director Ms. Arianna Huffington.

After having received the report of the Nomination and Compensation Committee and at proposal of the Corporate Governance Committee, the Board of Directors proposes ratifying the Board's appointment by cooptation of Ms. Arianna Huffington made on October 24, 2012 to fill the vacancies resulting from the resignation of Mr. Ignacio Polanco Moreno and Mr Diego Hidalgo Schnur, and to appoint her as independent director of the Company, pursuant to Article 8 of the Board Regulation.

It is resolved that the Board's appointment by cooptation of Ms. Arianna Huffington on October 24, 2012 be ratified and that she be reelected director of the Company for the five-year term set forth in the bylaws, effective on the date this resolution is passed.

4.3. Ratification of the appointment by cooptation and election of Director Mr. Jose Luis Leal Maldonado.

After having received the report of the Nomination and Compensation Committee and at proposal of the Corporate Governance Committee, the Board of Directors proposes ratifying the Board's appointment by cooptation of Mr. Jose Luis Leal Maldonado made on October 24, 2012 to fill the vacancies resulting from the resignation of Mr. Ignacio Polanco Moreno and Mr Diego Hidalgo Schnur, and to appoint him as independent director of the Company, pursuant to Article 8 of the Board Regulation.

It is resolved that the Board's appointment by cooptation of Mr Jose Luis Leal Maldonado on October 24, 2012 be ratified and that she be reelected director of the Company for the five-year term set forth in the bylaws, effective on the date this resolution is passed.

FIVE

Amendment of Bylaws

5.1. Amendment of article 15. e) of the Bylaws, to provide for the chairmanship of the shareholders' meeting.

Amendment of section e) of article 15 of the Bylaws, to provide for the chairmanship of the Shareholders Meeting, which shall read as follows:

e) Chair of the Shareholders' Meeting: The Shareholders' Meeting shall be chaired by the person appointed by the Board of Directors. In the absence of any specific appointment by the Board, the Shareholders' Meeting shall be chaired by the following, in order of preference: the Chairman of the Board of Directors, the Deputy Chairman, the most senior director present, the shareholder appointed by the General Meeting itself.

The person presiding at the meeting shall submit all items on the agenda for deliberation and shall direct the debates so that the meeting transpires in an orderly fashion. In that regard he shall enjoy the appropriate powers of order and discipline.

The person presiding at the meeting shall be assisted by a secretary, who shall be the Secretary to the Board of Directors or, if absent, the Deputy Secretary to the Board, if any, and if not, a person designated by the shareholders at the meeting.

The Presiding Committee of the General Meeting will be made up of the Chair, the Secretary and the directors present at the meeting."

5.2. Amendment of Article 15 bis of the Bylaws to modify the regime of supermajorities.

Amendment of article 15 bis of the Bylaws, to modify the regime of supermajorities, reducing the percentage of votes required for the adoption of certain subjects, from 75% to 69%, which shall read as follows:

"Article 15 bis. Special resolutions.

Without prejudice to the provisions of law, the favorable vote of 69 percent of the voting shares present or represented at a General Shareholders' Meeting will be required for approval of the following matters:

a) Bylaws' amendments including, among others, change of the corporate purpose and increase or reduction of share capital, except for such transactions as are imposed by mandate of law or, in the case of capital increases, are the result of resolutions adopted for purposes of undertaking distribution of the minimum dividend corresponding to the non-voting convertible Class B shares.

b) Any form of transformation, merger or splitup, as well as bulk assignment of assets and liabilities.

c) Winding-up and liquidation of the Company.

d) Suppression of preemption rights in monetary share capital increases.

e) Change of the management body of the Company.

f) Appointment of directors by theGeneral Shareholders' Meetings, except when the nomination is by the Board of Directors."

SIX

Amendment to the General Meeting Regulations:

6.1. Amendment of article 14 of the General Meeting Regulation to provide for the chairmanship of the Shareholders' Meeting.

To amend article 14 of the General Meeting Regulation to provide for the chairmanship of the Shareholders' Meeting. Article 14.2 shall read as follows:

> *"14.2. The Shareholders' Meeting shall be chaired by the person appointed by the Board of Directors. In the absence of any specific appointment by the Board, the Shareholders' Meeting shall be chaired by the following, in order of preference: the Chairman of the Board of Directors, the Deputy Chairman, the most senior director present, the shareholder appointed by the members present at the meeting."*

6.2. Amendment of article 21.2 of the General Meeting Regulation to ratify the amendment of section a), approved by the Ordinary Shareholders' Meeting on June 30, 2012, under point nine in its agenda, as well as to modify the regime of supermajorities:

For the sole purpose of allowing registration in the Companies Register, to ratify the amendment of article 21.2.a) of the General Meeting Regulation, which was already approved by the Ordinary Shareholders' Meeting of June 30, 2012, under point nine in its agenda, as registration was denied by the registrar because the amendment of that particular article was not stated either in the notice of said Shareholders' Meeting or in the supplement to the notice.

Likewise, to amend article 21.2 of the General Meeting Regulation, to modify the regime of supermajorities, reducing the percentage of votes required for the adoption of certain subjects, from 75% to 69%, which shall read as follows:

"21.2. Resolutions shall be adopted by a majority vote of the shares present, which shall be deemed achieved when votes in favor of the proposal exceed half of the shares present or represented by proxy, unless otherwise provided in the Law or in the Bylaws.

Pursuant to the foregoing and unless provided otherwise in the Law, a favorable vote of 69% percent of the shares having voting rights, present or represented by proxy at a General Meeting shall be required to adopt resolutions concerning the following matters:

a) Bylaws' amendments including, among others, change of the corporate purpose and increase or reduction of share capital, except for such transactions as are imposed by mandate of law or, in the case of capital increases, are the result of resolutions adopted for purposes of undertaking distribution of the minimum dividend corresponding to the non-voting convertible Class B shares.

b) A corporate conversion, merger or spin-off of any type, as well as the assignment of all corporate assets and liabilities.

c) Dissolution and liquidation of the Company.

d) Exclusion of pre-emptive subscription rights in capital increases for cash.

e) Changes in the Board of Directors.

f) Appointment of members of the Board at the Shareholders' Meeting, except for candidates proposed by the Board of Directors."

SEVEN

Payment of the Class B shares minimum annual dividend corresponding to the year 2012 and the proportional part of this dividend accrued for the conversion of Class B shares into Class A common shares during the eleven months following to June 2013. Approval of capital increases against Class B share premium reserve required to pay the Class B preferred dividend with Class A ordinary shares for the year 2012 and the dividend accrued for conversions during the eleven months following to June 2013. Request for admission to trading the Class A ordinary shares issued through the capital increases on the stock exchange markets of Madrid, Barcelona; Bilbao and Valencia. Delegation of powers to the Board of Directors to execute the capital increases.

1. Payment of the annual minimum dividend for the 2012 financial year, and the dividend accrued by reason of voluntary conversion of Class B shares during the eleven months following to June 2013.

In accordance with the provisions of article 6.2(a) of the Company's Bylaws, it is resolved to pay the preferred minimum annual dividend on the Class B shares for the 2012 financial year, in a total amount of 56,342,275.50 euros, by way of delivery of 56,342,275 newly-issued Class A shares.

Also, and equally in compliance with the provisions of the referred article, it is resolved to consider the possibility of payment in Class A shares of the dividend accrued by reason of voluntary conversion of Class B shares during the 11 months following to June 2013.

2. Increase of capital for payment of annual minimum dividend

For purposes of covering payment of the annual minimum dividend on Class B shares for the 2012 financial year, in accordance with the provisions of the Bylaws, there not being distributable profits in the aforesaid 2012 financial year, it is resolved to increase the Company's capital against the issue premium created upon issue of the Class B shares in the amount of euros 5,634,227.50. As a result of the aforesaid increase, 56,342,275 Class A common shares will be issued, and allocated to the holders of Class B shares using the formula contemplated in article 6.2(a) of the Bylaws, pursuant to which each class B shareholder is entitled to allocation to it of the number of Class A common shares resulting from dividing the product of the number of Class B shares held by it and €0.175 by 1 which is the euro value given by the Bylaws to Class A common shares.

It is expressly envisioned the partial execution of this capital increase in the event of voluntary conversion of Class B shares before the payment's date of the 2012 annual minimum dividend.

3. Increase of capital for payment of dividend accrued as a result of conversion

For purposes of allowing for payment in the form of Class A shares of the minimum dividend accrued by reason of voluntary conversion of Class B shares into Class A

shares during the 11 months following to June 2013, in accordance with the provisions of the Bylaws, it is resolved to increase capital of the Company against the issue premium reserve created upon issue of the Class B shares, to the extent allocated to this purpose, in eleven tranches corresponding to each of the periods during which the minimum dividend may accrue by reason of conversion, each of them in the amount indicated below:

(i) During the first tranche (corresponding to the shares that are converted in the month of July 2013), the amount of the increase will be 3,751,006.30 euros, divided into 37,510,063 Class A common shares. That amount, calculated assuming that all of the Class B shares are to be converted and the value of the dividend accrued per share during the reference period is 0.116506849 euros, will be automatically reduced based on the Class B shares not converted. As a result of the increase made during that tranche, the Class A common shares issued will be allocated to the Class B shares that have sought conversion in accordance with the formula contemplated in article 6 of the Bylaws. Pursuant to which the each class B shareholder is entitled to assignment to it of the number of Class A common shares resulting from dividing the product of the number of Class B shares converted and the accrued part of the minimum dividend between 1 which is the euro value given by the Bylaws to Class A common shares.

(ii) During the second tranche (corresponding to the shares that are converted in the month of August 2013), the amount of the increase will be 4,214,093.50 euros, divided into 42,140,935 Class A common shares. That amount, calculated assuming that all of the Class B shares are to be converted during the period in question and, therefore, that none were converted in the prior period, and that the value of the dividend accrued per share is 0.130890411 euros, will be automatically reduced based on the Class B shares converted during the prior period and those not converted during the current period. As a result of the increase made during that tranche, the Class A common shares issued will be allocated to the Class B shares that have sought conversion in accordance with the formula contemplated in article 6 of the Bylaws. Pursuant to which the each class B shareholder is entitled to assignment to it of the number of Class A common shares resulting from dividing the product of the number of Class B shares converted and the accrued part of the minimum dividend between 1 which is the euro value given by the Bylaws to Class A common shares.

(iii) During the third tranche (corresponding to the shares that are converted in the month of September 2013, the amount of the increase will be 4,692,616.90 euros, divided into 46,926,169 Class A common shares. That amount, calculated assuming that all of the Class B shares are to be converted during the period in question and, therefore, that none were converted in the prior periods, and that the value of the dividend accrued per share is 0.145753425 euros, will be automatically reduced based on the Class B shares converted during prior periods and those not converted during the current period. As a result of the increase made during that tranche, the Class A common shares issued will be allocated to the Class B shares that have sought conversion in accordance with the formula contemplated in article 6 of the Bylaws. Pursuant to which the each class B shareholder is entitled to assignment to it of the number of Class A common shares resulting from dividing the product of the number of Class B

shares converted and the accrued part of the minimum dividend between 1 which is the euro value given by the Bylaws to Class A common shares.

(iv) During the fourth tranche (corresponding to the shares that are converted in the month of October 2013), the amount of the increase will be 5,155,704.10 euros, divided into 51,557,041 Class A common shares. That amount, calculated assuming that all of the Class B shares are to be converted during the period in question and, therefore, that none were converted in the prior periods, and that the value of the dividend accrued per share is 0.160136986 euros, will be automatically reduced based on the Class B shares converted during prior periods and those not converted during the current period. As a result of the increase made during that tranche, the Class A common shares issued will be allocated to the Class B shares that have sought conversion in accordance with the formula contemplated in article 6 of the Bylaws. Pursuant to which the each class B shareholder is entitled to assignment to it of the number of Class A common shares resulting from dividing the product of the number of Class B shares converted and the accrued part of the minimum dividend between 1 which is the euro value given by the Bylaws to Class A common shares.

(v) During the fifth tranche (corresponding to the shares that are converted in the month of November 2013), the amount of the increase will be 5,634,227.60 euros, divided into 56,342,276 Class A common shares. That amount, calculated assuming that all of the Class B shares are to be converted during the period in question and, therefore, that none were converted in the prior periods, and that the value of the dividend accrued per share is 0.175000000 Euros euros, will be automatically reduced based on the Class B shares converted during prior periods and those not converted during the current period. As a result of the increase made during that tranche, the Class A common shares issued will be allocated to the Class B shares that have sought conversion in accordance with the formula contemplated in article 6 of the Bylaws. Pursuant to which the each class B shareholder is entitled to assignment to it of the number of Class A common shares resulting from dividing the product of the number of Class B shares converted and the accrued part of the minimum dividend between 1 which is the euro value given by the Bylaws to Class A common shares.

(vi) During the sixth tranche (corresponding to the shares that are converted in the month of December 2013), the amount of the increase will be 6,112,751 euros, divided into 61,127,510 Class A common shares. That amount, calculated assuming that all of the Class B shares are to be converted during the period in question and, therefore, that none were converted in the prior periods, and that the value of the dividend accrued per share is 0.189863014 Euros euros, will be automatically reduced based on the Class B shares converted during prior periods and those not converted during the current period. As a result of the increase made during that tranche, the Class A common shares issued will be allocated to the Class B shares that have sought conversion in accordance with the formula contemplated in article 6 of the Bylaws. Pursuant to which the each class B shareholder is entitled to assignment to it of the number of Class A common shares resulting from dividing the product of the number of Class B shares converted and the accrued part of the minimum dividend between 1 which is the euro value given by the Bylaws to Class A common shares.

(vii) During the seventh tranche (corresponding to the shares that are converted in the month of January 2014), the amount of the increase will be 6,544,965.70 euros, divided into 65,449,657 Class A common shares. That amount, calculated assuming that all of the Class B shares are to be converted during the period in question and, therefore, that none were converted in the prior periods, and that the value of the dividend accrued per share is 0.203287671 euros, will be automatically reduced based on the Class B shares converted during prior periods and those not converted during the current period. As a result of the increase made during that tranche, the Class A common shares issued will be allocated to the Class B shares that have sought conversion in accordance with the formula contemplated in article 6 of the Bylaws. Pursuant to which the each class B shareholder is entitled to assignment to it of the number of Class A common shares resulting from dividing the product of the number of Class B shares converted and the accrued part of the minimum dividend between 1 which is the euro value given by the Bylaws to Class A common shares.

(viii) During the eighth tranche (corresponding to the shares that are converted in the month of February 2014), the amount of the increase will be 7,023,489.10 euros, divided into 70,234,891 Class A common shares. That amount, calculated assuming that all of the Class B shares are to be converted during the period in question and, therefore, that none were converted in the prior periods, and that the value of the dividend accrued per share is 0.218150685 euros, will be automatically reduced based on the Class B shares converted during prior periods and those not converted during the current period. As a result of the increase made during that tranche, the Class A common shares issued will be allocated to the Class B shares that have sought conversion in accordance with the formula contemplated in article 6 of the Bylaws. Pursuant to which the each class B shareholder is entitled to assignment to it of the number of Class A common shares resulting from dividing the product of the number of Class B shares converted and the accrued part of the minimum dividend between 1 which is the euro value given by the Bylaws to Class A common shares.

(ix) During the ninth tranche (corresponding to the shares that are converted in the month of March 2014), the amount of the increase will be 7,486,576.30 euros, divided into 74,865,763 Class A common shares. That amount, calculated assuming that all of the Class B shares are to be converted during the period in question and, therefore, that none were converted in the prior periods, and that the value of the dividend accrued per share is 0.232534247 euros, will be automatically reduced based on the Class B shares converted during prior periods and those not converted during the current period. As a result of the increase made during that tranche, the Class A common shares issued will be allocated to the Class B shares that have sought conversion in accordance with the formula contemplated in article 6 of the Bylaws. Pursuant to which the each class B shareholder is entitled to assignment to it of the number of Class A common shares resulting from dividing the product of the number of Class B shares converted and the accrued part of the minimum dividend between 1 which is the euro value given by the Bylaws to Class A common shares.

(x) During the tenth tranche (corresponding to the shares that are converted in the month of April 2014), the amount of the increase will be 7,965,099.80 euros, divided into 79,650,998 Class A common shares. That amount, calculated assuming that all of the Class B shares are to be converted during the period in question and, therefore, that none were converted in the prior periods, and that the value of the dividend accrued per share is 0.247397260 euros, will be automatically reduced based on the Class B shares converted during prior periods and those not converted during the current period. As a result of the increase made during that tranche, the Class A common shares issued will be allocated to the Class B shares that have sought conversion in accordance with the formula contemplated in article 6 of the Bylaws. Pursuant to which the each class B shareholder is entitled to assignment to it of the number of Class A common shares resulting from dividing the product of the number of Class B shares converted and the accrued part of the minimum dividend between 1 which is the euro value given by the Bylaws to Class A common shares.

(xi) During the eleventh and last tranche (corresponding to the shares that are converted in the month of May 2014), the amount of the increase will be 8,428,187 euros, divided into 84,281,870 Class A common shares. That amount, calculated assuming that all of the Class B shares are to be converted during the period in question and, therefore, that none were converted in the prior periods, and that the value of the dividend accrued per share is 0.261780822 euros, will be automatically reduced based on the Class B shares converted during prior periods and those not converted during the current period. As a result of the increase made during that tranche, the Class A common shares issued will be allocated to the Class B shares that have sought conversion in accordance with the formula contemplated in article 6 of the Bylaws. Pursuant to which the each class B shareholder is entitled to assignment to it of the number of Class A common shares resulting from dividing the product of the number of Class B shares converted and the accrued part of the minimum dividend between 1 which is the euro value given by the Bylaws to Class A common shares, all this without prejudice to the provisions given by the Bylaws for conversions in the forty-second window, which is the last window for conversions.

The amount of the capital increase corresponding to each of the tranches established above also will be automatically reduced if – and to the extent that – the Company's Board of Directors, in view of the conversions requested, decides, based on the liquidity position of the Company and the evolution of the share price, to pay the dividend accrued during each of the conversion periods in cash. The reduction of the amount of the increase will be equivalent to the par value of the number of Class A shares that would have been required to pay the cash dividend in shares in accordance with the formula set forth in the Bylaws.

4. Adjustment of capital increases by rounding

In the case of capital increases contemplated in both sections 2 and 3 above, the number of Class A shares to be issued will be rounded downward and, therefore, fractional Class A shares will not be issued or allocated. As a result, a Class B shareholder entitled to receive a fraction of a Class A share for that fractional interest will receive only cash compensation equivalent to the dividend corresponding to it in accordance with the

calculation formula set forth in the Bylaws. Therefore, it is possible that, even if the Company decides to pay all of the annual minimum dividend for the 2012 financial year or the dividend accrued thereafter by reason of conversion into Class A shares, by reason of rounding a part of the minimum dividend do not consist of Class A shares, but rather of cash. In this case the amounts of the increases corresponding to the annual dividend and dividend accrued by reason of conversion automatically will be reduced to the extent resulting from the effect of the aforesaid rounding in accordance with the calculation formula set forth in the Bylaws.

5. Balance sheet and reserve against which both increases are made

The balance sheet serving as the basis for the capital increase to be used to cover payment of both the minimum annual dividend on Class B shares for the 2012 financial year and the dividend accrued thereafter by reason of conversion is the balance sheet at 31 December 2012, which has been audited by Deloitte, S.L. on 7 March 2013, and submitted for approval of the Ordinary General Meeting of shareholders under the first point of the Agenda.

The par value of the shares involved in the issue will be paid by application of the corresponding amount of the positive balance of the issue premium created upon issue of the non-voting convertible Class B shares, established as a reserve restricted except for purposes of payment of minimum dividend and covering payment of the par value of Class A common shares in excess of the number of non-voting Class B shares that are converted on the mandatory conversion date if the conversion rate is other than 1 to 1, as established in the Bylaws.

6. Rights of new Class A shares

The new Class A shares issued by virtue of the capital increases contemplated in the preceding sections will be Class A common shares with a par value of ten cents (0.10) on the euro each, of the same class and series as the Class A common shares currently outstanding, registered in book-entry form with Sociedad de Gestión de los Sistemas de Registro, Compensación y Liquidación de Valores, S.A.U. (Iberclear) and its Affiliated Participants. The new Class A shares will confer to their holders the same voting and economic rights as the Company's common shares currently outstanding, from the date the capital increases are declared to have been subscribed and paid up.

Each of the public deeds documenting the issue of the new Class A shares having been executed, it will be registered in the Madrid Commercial Registry and the deed will be delivered to the CNMV, the corresponding stock exchange markets and Sociedad de Gestión de los Sistemas de Registro, Compensación y Liquidación de Valores, S.A.U. (Iberclear). The latter will enter the issued shares in its central registry. The Affiliated Participants will make the corresponding book entries in favour of the owners of the allocated shares, after which time the owners may request the certificates showing ownership of the issued shares from the Affiliated Participants.

7. Admission to trading of the new Class A shares

It is resolved to request admission to trading of the new Class A shares issued by virtue of this capital increases resolution on the Madrid, Barcelona, Bilbao and Valencia stock

exchange markets, through the Exchange Interconnection (Continuous Market) System, and to take such steps and actions as may be necessary and present such documents as may be required by the competent authorities for admission to trading of the newly-issued Class A shares corresponding to the resolved capital increases, it being expressly noted that the Company is subject to such rules as may exist or be issued regarding stock exchange markets and, in particular, regarding listing, maintenance of listing and delisting.

It is expressly noted that, if delisting of the Company's shares subsequently is requested, it will be adopted with the same formalities that are applicable and, in that case, the interests of shareholders opposing or not voting on the delisting resolution will be guaranteed.

If it deems it to be appropriate, the Board of Directors is authorised to request admission to trading of the Class A shares issued by virtue of this resolution on the New York Stock Exchange, by way of issue of the appropriate "American Depositary Shares" or on any other foreign secondary markets it deems to be appropriate.

In compliance with the provisions of sections 1 and 3 of article 35 bis of Securities Market Act 24/1988 of 28 July 1988, the Company, by means of the corresponding material disclosure to the National Securities Market Commission, will make all documentation related to the transaction available to the public, including the corporate resolutions, the report of the administrators and the auditor's report.

8. Delegation of authority to implement capital increase resolutions

It is resolved to authorise the Board of Directors, under the provisions of article 297(1)(a) of the Capital Companies Act, as broadly as required by law, with express authority to delegate to its Delegated Committee, President or Chief Executive Officer so that, on a non-exhaustive basis, rather merely by way of illustration and not limitation, until June 30, 2014, it may:

(i) Resolve to implement the capital increase corresponding to the annual dividend for the 2012 financial year and the capital increases corresponding to the dividends accrued by reason of conversion during the eleven months following to June 2013, fix the issue date and delivery of new shares and fix the terms of the increases to the extent not contemplated in this resolution. In particular, the Board of Directors is instructed and authorised: (i) to implement the capital increase to cover dividends accrued by reason of conversion in tranches; (ii) to determine the definitive amount of the capital increase for payment of the 2012 annual dividend and the capital increase tranches for payment of dividend accrued by reason of conversion after rounding using the process set forth in section 4 above; (iii) to determine the definitive amount of the 11 tranches corresponding to the dividend accrued by reason of conversion based on the corresponding reduction or reductions as a result of the number of shares requesting conversion and, if applicable, the cash payments that have been decided upon by the management body in accordance with the rules contemplated in section 3 above.

(ii) To declare the capital increase corresponding to the 2012 annual dividend, and the subsequent increases corresponding to the capital increase tranches corresponding to the dividend accrued by reason of conversion to have been closed and implemented.

(iii) To redraft section 1 of article 6 of the Bylaws related to capital to adjust it to the result of implementation of the successive capital increases.

(iv) To execute the public deed reflecting the foregoing resolutions, and such others as may be necessary or appropriate for purposes of implementing the capital increases referred to above, determining the number of shares to be issued, redrafting article 6 of the Bylaws to adapt it to the number of shares resulting as they are issued by reason of payment of the annual minimum dividend or within the various monthly windows if the holders of the non-voting Class B shares exercise their conversion rights.

(v) To exercise any rights and obligations deriving from the aforesaid public deeds.

(vi) To draft and prepare such prospectuses and notices as may be required by applicable legislation, in particular those requested by the National Securities Market Commission (CNMV) or any other public agency, and to agree to such subsequent amendments thereof as it deems to be appropriate, filing them with the authorities competent for that purpose.

(vii) If applicable, to appoint the company assuming the functions of agent for the capital increase and for that purpose to sign such agreements and documents as may be necessary.

(viii) To apply for admission to trading of the newly-issued Class A shares on the Madrid, Barcelona, Bilbao and Valencia stock exchange markets and their inclusion within the Exchange Interconnection (Continuous Market) System, with all the powers that are necessary for that purpose under the applicable legislation, taking whatever steps are necessary and executing whatever documents are required to do so, and to appoint the entity responsible for maintaining the accounting records for the shares and, if applicable, the custodians responsible for issuing the deposit certificates to represent the shares, executing whatever documents are necessary for that purpose.

(ix) To apply for admission to trading of the Class A shares issued by virtue of capital increase resolutions on the New York Stock Exchange, by way of issuance of the appropriate "American Depositary Shares" or on any other foreign secondary markets it deems to be appropriate.

(x) To take such actions as may be necessary and approve and formalise such public or private documents as may be necessary or appropriate for full effectiveness of the capital increase resolutions as regards any of their aspects and content; to apply for such entries or annotations as may be necessary in respect of the aforesaid capital increases, or any other question related thereto, appearing before the Commercial Registry or any other entity required for such purposes.

(xi) If applicable, to correct and complete the errors, defects and omissions in the documents formalised as a result of exercise of the authority granted herein, that prevent or interfere with their full effectiveness, in particular those that may prevent their entry in the public registries, for that purpose having authority to introduce such modifications as may be required to adapt them to the verbal or written review of the Registrar.

(xii) And, in order to exercise the foregoing authority, to take any actions or sign and execute any other documents, whether public or private, they deem to be necessary or useful for implementation of the authority conferred herein.

EIGHT

Review and approval of the merger by absorption of Prisa Televisión, S.A.U by Promotora de Informaciones, S.A.

1. Information, if any, on any significant changes of the asset or liability of the companies involved in the merger occurred between the date of the common merger project and the holding of the General Meeting which is herein convened.

2. Approval of the merger project.

For the purposes addressed in article 40 of Law 3/2009, of 3 April on Structural Modifications of Companies (the "Structural Modifications Law"), approves in its integrity the common merger project by absorption subscribed the 22nd and 27th February 2013 jointly by the Boards of Directors of Promotora de Informaciones, S.A. (hereinafter, "Absorbing Company" or "PRISA") and Prisa Televisión, S.A.U. (hereinafter, "Absorbed Company" o "PRISATV"), respectively, and registered in Madrid Commercial Registry, with the corresponding entries duly made ("Merger Project").

3. Approval of the merger balance sheet.

According to article 36 of Structural Modifications Law, approves as merger balance sheet the latest annual balance sheet closed as of 31th December 2012 and approved by the General Shareholders Meeting held today and drawn up by the Board of Directors of PRISA on 27 February 2013, following the same methods and standards of the previous annual balance sheet, and previously verified by the auditors of PRISA, Deloitte, S.L.

4. Approval of the merger by absorption according to the merger project.

It is noted that the Absorbing Company directly owns all the shares of the Absorbed Company capital. Therefore, the merger by absorption benefiting from the regime laid down on article 49 of the Structural Modifications Law.

According to articles 40 and 49.1 of Structural Modifications Law, approves the merger by absorption of the Absorbed Company by the Absorbing Company.

Consequently, the merger will involve the absorption of PRISATV by PRISA with extinction via the dissolution without liquidation of the former and the *en bloc* transfer of all its assets and liabilities to PRISA, which will acquire all of PRISATV's rights and obligations. The valid execution of the merger will be subject to the parties having obtained all required authorizations. All this is done under the merger procedure governed by Section Eight of Chapter I of Title II of Structural Modifications Law and especially in article 49 of Structural Modifications Law.

According to article 49 of Structural Modifications Law and as provided in the Merger Project, it is noted that, as consequence of the merger, no capital increase in the Absorbing Company or exchange of shares is made. Likewise, there are no requirements regarding the issuance of reports by the directors of the companies involved in the merger or opinions by independent experts with respect to the Merger Project.

5. Tax regime.

The tax framework established under Chapter VIII of Title VII and the Second Additional Provision of the Consolidated Text of the Corporate Tax Law, approved by Royal Legislative Decree 4/2004 will apply to the projected merger.

In that regard, and pursuant to article 96 of the Consolidated Text, this option shall be included in the companies' resolutions as well as in the deed of the merger and the Ministry of Finance and Public Administrations will be notified of the merger, as required by law.

Other Information

Likewise, according to article 228 of the Commercial Registry Regulations and as a part of this resolution, the terms and the circumstances of the merger agreement under which the Absorbing Company absorbs the Absorbed Company are as follows:

Identification of the Companies involved in the merger

Absorbing Company

PRISA, domiciled in Madrid at 32 Gran Via, incorporated for an indefinite term through a notarial deed granted in the presence of the Notary Public of Madrid Mr. Felipe Gómez-Acebo Santos on January 18, 1972, under number 119 of his notarial records.

The company's articles of association were modified to conform with the Corporations Law through a notarial deed executed on July 31, 1990 in the presence of the Notary Public of Madrid Mr. José Aristónico García Sánchez, under number 2411 of his notarial records.

PRISA is registered with the Commercial Registry of Madrid under general volume 2836, number 2159 of Section 3 of the Companies Book, on sheet 54, page 19511, entry number 1.

PRISA's Tax identification number is A-28297059.

Absorbed Company

PRISATV, domiciled in Tres Cantos (Madrid) at 6 Avenida de los Artesanos incorporated for an indefinite term through a notarial deed granted in the presence of the Notary Public of Madrid Mr. José Aristónico García Sánchez on April 12, 1989, as number 1385 of his notarial records.

PRISATV is registered with the Commercial Registry of Madrid under general volume 9458, number 8201 of Section 3 of the Companies Book, on sheet 122, page 87787, entry number 1.

PRISATV's Tax identification number is A-79114815.

Type and procedures for the exchange of shares

Since the Absorbing Company owns 100% of PRISATV's share capital and since the merger is not an EU cross-border merger, PRISA is not required to carry out a capital increase pursuant to article 49 of Structural Modifications Law, nor must any procedure for the exchange of the Absorbed Company's shares be established in the Merger Project or any date be set after which new shares shall include rights to share in the company's profits.

Likewise, pursuant to article 49 of Structural Modifications Law, there are no requirements regarding the issuance of reports by the directors of the companies involved in the merger or opinions by independent experts with respect to the Merger Project.

Upon registration of the merger with the Commercial Registry, all shares of the Absorbed Company will be fully redeemed, extinguished and cancelled.

Date of the merger for accounting purposes

The merger balance sheets will be deemed to be the balance sheets closed by both companies as at 31 December 2012.

Commencing on 1 January 2013 (inclusive), all PRISATV transactions shall for accounting purposes be deemed to have been carried out by PRISA.

Special Rights

There are no special shares or special rights in PRISATV and PRISA other than those represented by their shares and, thus, there will be no granting of special rights or offering of any type of options over the shares in the Absorbing Company.

Directors´Privileges

No privileges of any kind will be granted to the directors of either of the companies involved in the merger.

After the merger, PRISA's board of directors will remain unchanged, with the current members remaining in their respective posts.

Amendments of Bylaws

The Absorbing Company has no intention of amending its bylaws as a consequence of the merger.

Impact of the merger on employment, the gender composition of management bodies and corporate social responsability

For the purposes of article 31.11ª of Structural Modifications Law, the following are the considerations taken into account by the boards of directors of the Absorbing Company and of the Absorbed Company to affirm that the merger under this Merger Project will not cause any impact on employment, the gender composition of the management bodies or corporate social responsibility.

In the event that the merger under this Merger Project is ultimately carried out PRISA, as the Absorbing Company, shall be responsible for all of PRISATV's current human and material resources, as well as for the policies and procedures that PRISATV has maintained in relation to the management of personnel. As a consequence, according to article 44 of the Statute of Workers, which regulates transfers of undertakings, the Absorbing Company will be subrogated into the employment rights and obligations of the employees of the Absorbed Company.

In turn, it is hereby stated that the participating companies commit to comply with all reporting obligations and, where appropriate, consultation obligations regarding the legal representatives of the workers in each of the companies, in accordance with labor law. Likewise, the potential merger will also be notified to the appropriate public bodies including, in particular, to the Treasury Department of the Social Security.

The merger is not expected to cause any significant change to the gender composition of the Absorbing Company's management body. Likewise, the merger will not affect the Absorbing Company's policy on these matters.

The merger will have no impact on social responsibility policies.

Delegation of Powers in order to execute the merger

It is resolved to authorize the Board of Directors as broadly as required by law, with express authority to in turn subdelegate to the Delegated Commission, the President and the Chief Executive Officer so that any of them, jointly and without distinction, may implement this resolution, in particular, by way of illustration and not limitation, to formalize and execute the resolutions adopted by the General Shareholders Meeting, and, therefore, to perform any necessary or convenient action to a correct implementation, execution and conclusion of the merger process, its instrumentation and formalization and, specially, to publish the relevant announcements, if necessary, to assure the creditors' rights that may oppose in due time and manner to the merger and to grant the appropriate public deeds, including, if necessary, the deed of assets' inventory or any other deeds as may be necessary or appropriate to prove the Absorbing Company's ownership of the assets and rights acquired as consequence of the merger and, in general, to grant any other public or private documents as may be necessary or appropriate.

Specially, they are vested with the relevant faculties in order to complete the formalization and execution of the resolutions adopted by the General Shareholders Meeting, as well as to correct errors or omissions, to clarify and specify the resolutions and to complete and resolve any questions or issues raised, taking the necessary steps to entry the resolutions in the Commercial Registry.

Also, in particular, any of them may joint and severally appear before any competent administrative authority, including, the Ministry of Economy and Competitiveness, the Ministry of Finance and Public Administration, the National Stock Exchange Commission, Iberclear, the governing bodies of the Stock Exchanges and any other authority, administration or institution that is competent in relation to any resolution adopted, in order to perform the actions required for the most complete implementation and effectiveness of the resolutions.

NINE

Delegation of authority to the Board of Directors to increase capital, on one or more occasions, with or without share premium (with the power to exclude pre-emption rights, if any), on the terms and conditions and at the times contemplated in Article 297(1)(b) of the Capital Companies Act, and for the revocation of the authorisation granted at the General Shareholders Meeting of 5 December 2008 under the second point of the agenda therefore.

1. To revoke in the unused part the resolution passed under point second of the Agenda for the Extraordinary General Meeting of shareholders held on 5 December 2008, regarding the delegation to the Board of Directors of authority to increase capital in accordance with the provisions of article 153(1)(b) of the former Public Limited Companies Act, currently article 297(1)(b) of the Capital Companies Act.

2. To authorise the Board of Directors, as broadly and effectively as permitted by law, in accordance with the provisions of article 297(1)(b) of the Capital Companies Act, so that within the maximum term of five years from the date of this resolution of the General Meeting, and without need of call or resolution thereafter, it may resolve, on one or more occasions, when and as the needs of the Company so require in the judgment of the Board, to increase its capital in a maximum amount equivalent to one third of the share capital at the time of this authorization, issuing and distributing the corresponding new ordinary Class A or non voting Class B shares or any other kind of shares permitted by law, ordinary or privileged, including redeemable shares, with or without voting rights, with or without premium, consisting the consideration for the new shares to be issued of cash contributions, and expressly contemplating the possibility of incomplete subscription of the shares that are issued, in accordance with the provisions of article 311(1) of the Capital Companies Act. The authority here granted to the Board of Directors includes authority to fix the terms and conditions of each capital increase and the features of the shares, and to freely offer the new shares not subscribed within the pre-emption term or terms, to redraft the article of the Articles of Association related to capital, and to take all actions necessary in order for the new shares covered by the capital increase to be admitted to trading on the stock exchanges on which the shares of the Company are traded, in accordance with the procedures contemplated by each of those stock exchanges, and to request the inclusion of the new shares in the accounting records of the Sociedad de Gestión de los Sistemas de Registro, Compensación y Liquidación de Valores, S.A.U. (Iberclear). This authorisation may be used to cover any compensation plan or agreement by way of delivery of shares or options on shares for members of the Board of Directors and to the managers of the Company in force at any given time. In addition, the Board is authorised to exclude pre-emption rights, in whole or in part, on the terms of articles 506 and 308 of the Capital Companies Act. The Board of Directors is also authorised to substitute the delegated powers granted by this General Shareholders Meeting regarding this resolution in favour of the Delegated Committee, the Chairman of the Board of Directors or the Chief Executive Officer.

TEN

Delegation of authority to the Board of Directors to issue fixed income securities, both straight and convertible into shares of new issuance and/or exchangeable for shares that have already been issued of Promotora de Informaciones, S.A. (Prisa) or other companies, warrants (options to subscribe new shares or to acquire shares of Prisa or other companies), bonds and preferred shares. In the case of convertible and/or exchangeable securities or warrants, setting the criteria to determine the basis of and the methods of conversion, exchange or exercise; delegation of powers to the Board of Directors to increase capital by the amount required for the conversion of securities or for the exercise of warrants, as well as for the exclusion of pre-emption rights of shareholders and holders of convertible debentures or warrants on newly-issued shares.

Revocation, in the unused part, of the resolution delegating authority for issuance of convertible and/or exchangeable bonds adopted by the General Meeting of shareholders of 5 December 2008, under point third of the agenda therefor.

1. To revoke in the unused part the resolution passed under the third point of the agenda for the Extraordinary General Meeting of shareholders of 5 December 2008, regarding delegation of authority to issue convertible and/or exchangeable bonds, as well as warrants and other analogous securities.

2. To delegate to the Board of Directors of Promotora de Informaciones, S.A. ("Prisa" or the "Company"), in accordance with the general scheme for issue of bonds, under the provisions of article 319 of the Commercial Registry Regulations, applying the provisions of article 297(1)(b) of the Capital Companies Act, the authority to issue fixed income securities, straight, convertible and/or exchangeable into shares, and warrants, as well as notes and preferred shares, or any other debt instruments of a comparable kind, on the following terms:

1. Securities covered by the issue. The securities to which this delegation applies may be debentures, bonds and other fixed-income securities of a comparable kind, both straight and convertible into newly-issued shares of the Company and/or exchangeable for outstanding shares of the Company. This delegation also may be used to issue bonds exchangeable for outstanding shares of other companies, whether or not members of the Prisa Group (the "Group"), for the issue of warrants or any other analogous securities that entitles directly or indirectly to subscribe shares of the Company or to acquire shares of the Company or shares of another company, whether or not a member of the Group, to be settled by physical delivery of the shares or, if applicable, in cash for differences, which, eventually, may be linked to or otherwise related to each issue of debentures, bonds and other straight fixed income securities of an analogous nature made under this delegation or to other loans or financing documents through which the Company acknowledges or creates a debt. The delegation also may be used to issue promissory notes or preferred shares.

2. Term. The issue of the securities may be made on one or more occasions, at any time, within the maximum term of five (5) years after the date of adoption of this resolution.

3. Maximum amount. The total maximum aggregated amount of the issue or issues of securities resolved under this delegation will be two billion euros (€2,000,000,000) or its equivalent in another currency.

   For purposes of calculation of the aforesaid maximum, in the case of warrants the sum of premiums and exercise prices of the warrants of each issue approved under this delegation will be taken into account. In turn, in the case of promissory notes the outstanding balance of the notes issued under the delegation will be taken into account for purposes of the aforesaid limit.

   It is noted that, in accordance with the provisions of article 510 of the Capital Companies Act, the limit set forth in article 405(1) of the aforesaid Act does not apply to Prisa.

4. Scope of the delegation. In use of the delegation of authority here resolved, and merely by way of illustration, not limitation, the Board of Directors will have authority, in respect of each issue, to determine the amount, always within the stated overall quantitative limit; the place of issue (in Spain or abroad) and the currency, local or foreign, and if it is foreign, its equivalent in euros; the denomination, whether bonds or debentures (including subordinated debentures), warrants (which in turn may be settled by physical delivery of shares or, if applicable, in cash for differences), promissory notes, preferred shares or any others permitted by law; the issue date or dates; the circumstance of being voluntarily or compulsory convertible and/or exchangeable, whether contingent, and, if so voluntarily, at the option of the holder of the securities or the issuer; when the securities are not convertible, the possibility of being wholly or partially exchangeable into shares of the Company or shares of another company, whether or not a member of the Group, outstanding or newly issued; the number of securities and their face value, which in the case of convertible and/or exchangeable securities may not be less than the par value of the shares; the interest rate, dates and procedures for payment of coupons; their perpetual or amortisable nature and in the latter case the term for repayment and maturity date; the instalment rate, premium and lots, the guarantees; the manner of representation, by way of certificates or book entries; pre-emption rights, if any, and subscription scheme; antidilution clauses; rules of priority and, if applicable, subordination; applicable law; to request, if applicable, admission for trading on official or unofficial secondary markets, whether or not organised, domestic or foreign, of the securities issued, satisfying the requirements in each case imposed by applicable regulations, and, in general, any other term of the issue (including subsequent amendment thereof), as well as, if applicable, to appoint the Commissioner and approve the basic rules that are to govern legal relationships between the Company and the Syndicate of holders of the securities that are issued, if it is necessary or is decided to form such a Syndicate. Regarding each specific issue made under this delegation, the Board of Directors may determine all matters not contemplated in this resolution.

The delegation also includes the grant to the Board of Directors of the power to decide, in each case, on the conditions for repayment of the securities issued under this authorization, which may be used, to the extent applicable, to the collection means referred to in Article 430 of the Capital Companies Act or any other that may apply. Likewise, the Board of Directors is authorized to, when appropriate, and subject to obtaining the necessary official authorizations and, where appropriate, the conformity of the corresponding assemblies or representative bodies of the securities´ holders, modify the conditions for repayment of the securities issued and the maturity thereof and their interest rate, if any.

5. Bases for and forms of conversion and/or exchange. In the case of issue of convertible and/or exchangeable debentures or bonds, for purposes of determination of the bases for and forms of the conversion and/or exchange, it is resolved to establish the following criteria:

(i) The securities issued under this resolution may be convertible into new shares of Prisa and/or exchangeable for outstanding shares of the Company, any of the companies in the Group or any other company, at a fixed determined or determinable conversion and/or exchange ratio, the Board of Directors being authorised to determine whether they are convertible and/or exchangeable, and to determine whether they are mandatorily or voluntarily convertible and/or exchangeable, and if they are voluntarily so, whether they are so at the option of the holder or the issuer, with the regularity and over the term established in the issue resolution, which may not exceed fifteen (15) years after the date of the issue.

(ii) The board also may, for cases in which the issue is convertible and exchangeable, establish that the issuer reserves the right at any time to deliver new shares or outstanding shares, specifying the nature of the shares to be delivered at the time of making the conversion or exchange, being entitled even to choose to deliver a combination of newly issued shares and pre-existing shares or an equivalent cash amount. In any event, the issuer must respect the principle of equal treatment among all fixed income securities holders who convert and/or exchange their securities on the same date.

(iii) For purposes of the conversion and/or exchange, the fixed income securities will be valued at their face amount, and shares at the price determined in the Board of Directors resolution making use of this delegation, or at the determinable price on the date or dates indicated in the Board resolution, based on the stock market price of the shares of Prisa on the date or dates or for the period or periods taken as the reference in that resolution, with or without a premium or discount by reference to that price, and in any event with a minimum of the greater of (a) the average of the weighted average price of a share of Prisa on the Continuous Market of the Spanish exchanges over a period to be determined by the Board of Directors, not greater than three months or less than fifteen calendar days prior to the date of adoption of the Board's

resolution to issue the fixed income securities, and (b) the closing price of the share of Prisa on that Continuous Market on the trading day prior to adoption of the aforesaid issue resolution. The Board may determine that the valuation of the shares for purposes of conversion and/or exchange may be different for each conversion and/or exchange date. In the case of exchange for shares of another company (whether or not in the Group), to the extent required, and with the adaptations, if any, that are necessary, the same rules will be applied, although by reference to the share price of that company on the corresponding market.

(iv) The Board may, in the event of a convertible and exchangeable securities issue, decide that the issuer reserves the right to choose, at any time, between conversion into new shares or exchange for outstanding shares, specifying the nature of the shares to be delivered at the time of the conversion or exchange, and may choose to deliver a combination of newly issued shares and outstanding shares. In any case, the issuer must ensure equal treatment for all holders of debt securities that are converted and/or exchanged on the same date.

(v) At the time of the conversion and/or exchange, the fractions of shares payable to the holders of securities will by default be rounded down to the nearest whole number. The Board may decide whether each holder will receive any resulting difference in cash.

(vi) Under no circumstances may the value of the share used to calculate the conversion of securities into shares be lower than its par value. As provided in article 415(2) of the Capital Companies Act, debentures may not be converted into shares when the face value of the former is less than the par value of the latter. Nor may convertible debentures be issued for an amount less than their face value.

At the time of approval of an issue of convertible debentures under the authorisation granted by the Meeting, the Board of Directors will issue an administrators report explaining and specifying, based on the aforesaid criteria, the bases for and manner of conversion specifically applicable to the indicated issue. This report will be accompanied by the corresponding report of the auditors referred to in article 414(2) of the Capital Companies Act.

6. Bases for and forms of exercise of warrants. In the case of issues of warrants convertible into and/or exchangeable for shares, to which the provisions of the Capital Companies Act for convertible debentures will be applied by analogy, for purposes of determination of the bases for and forms of their exercise it is resolved to establish the following criteria:

(i) The warrants issued under this resolution may give the right to subscribe new shares issued by the Company, or acquire outstanding shares of Prisa or another company, whether or not a member of the Group, or a combination of any of the foregoing. In any event, the Company may reserve the right to choose, at the time of exercise of the warrants, to deliver newly-issued

shares, outstanding shares or a combination of the two, or to proceed by way of cash settlement for differences.

(ii) The term for exercise of the warrants will be determined by the Board of Directors, and may not exceed fifteen (15) years from the issue date.

(iii) The exercise price of the warrants may be fixed or variable based on the date or dates or period or periods taken as a reference. Thus, the price will be determined by the Board of Directors at the time of issue, or determinable at a later time in accordance with the criteria established in the resolution. In any event, the share price to be taken into account may not be of less than the greater of (i) the average of the weighted average price of the share of the Company on the Continuous Market of the Spanish exchanges over a term to be determined by the Board of Directors, not greater than three months or less than fifteen calendar days prior to the date of adoption of the issue resolution by the Board, and (ii) the closing price of the Company's share on that Continuous Market on the trading day prior to adoption of the aforesaid issue resolution. In the case of a purchase option on outstanding shares of another company (whether or not in the Group), to the extent required, and with the adaptations, if any, that are necessary, the same rules will be applied, although by reference to the share price of that company on the corresponding market.

(iv) When the warrants are issued with straight or at par exchange ratios (that is, one share for each warrant) the sum of the premium or premiums paid for each warrant and the exercise price thereof in no case may be less than the value of the underlying share as determined in accordance with the provisions of section (iii) above, or its par value.

When the warrants are issued with multiple exchange ratios (that is, other than one share for each warrant), the sum of the premium or premiums paid for all warrants issued and their aggregate exercise price in no case may be less than the result of multiplying the number of shares underlying all of the warrants issued by the value of the underlying share calculated in accordance with the provisions of section (iii) above, or their aggregate par value at the time of the issue.

At the time of approving an issue of warrants under this authorisation, the Board of Directors will issue a report explaining and specifying, based on the criteria described in the foregoing sections, the bases for and forms of exercise specifically applicable to the indicated issue. This report will be accompanied by the corresponding auditor's report contemplated in article 414(2) of the Capital Companies Act.

7. Rights of holders of convertible securities. To the extent it is possible to convert and/or exchange such fixed income securities as may be issued into or for shares, or to exercise the warrants, their holders will have such rights as may be given to them by applicable legislation and especially, where appropriate, those relating to preferential subscription rights (in case of convertible bonds or

warrants on newly-issued shares) and anti-dilution clause in legal cases, without prejudice to what is stated in paragraph 8 (i) below.

8. Capital increase and exclusion of pre-emption rights for convertible securities. The delegation to the Board of Directors also includes, by way of illustration and not limitation, the following authority:

   (i) The authority of the Board of Directors, under the provisions of article 308, 417 and 511 of the Capital Companies Act, to exclude, in whole or in part, the pre-emption right of the shareholders and holders of convertible debentures and, if applicable, warrants on newly-issued shares when, in the context of a specific issue of convertible debentures or warrants on newly-issued shares, that is required in order to attract funds on the international markets, to use techniques for testing demand, to incorporate industrial or financial investors that may facilitate creation of value and achievement of the strategic objectives of the Group, or is in any other way in the Company's interest. In any event, if the Board resolves to eliminate pre-emption rights on a specific issue of convertible debentures or warrants it eventually decides to carry out under this authorisation, it will, at the time it approves the issue and pursuant to applicable legislation, issue a report detailing the specific reasons in the corporate interest that justify said measure, which will be the subject of the related report of the auditor referred to in articles 41(2) and 511(3) of the Capital Companies Act. The aforesaid reports will be made available to the shareholders and holders of convertible debentures and warrants on newly-issued shares, and reported to the first General Meeting held after the issue resolution.

   (ii) The authority to increase capital by the amount necessary to cover applications for conversion or exercise of warrants on newly-issued shares. The aforesaid authority may only be exercised to the extent that the Board, adding the capital increase to cover the issue of convertible debentures or exercise of warrants and other capital increases resolved under the authorisations granted by the Meeting, does not exceed the maximum of one half of capital contemplated in article 297(1)(b) of the Capital Companies Act. This authorisation to increase capital includes authorisation to issue and circulate, on one or more occasions, the shares representative thereof that are necessary to effectuate the conversion or exercise of the warrant, and authorisation to redraft the article of the Articles of Association related to capital and, if applicable, cancel the part of the capital increase that proves not to be necessary for conversion into shares or exercise of the warrant.

   (iii) The authority to develop and specify the bases for and forms of conversion and/or exchange, taking account of the criteria established in sections 5 and 6 above including, inter alia, fixing the time for the conversion and/or exchange or exercise of the warrants and, in general and in the broadest terms, determination of such matters and conditions as are necessary or appropriate for the issue.

The Board of Directors, at the successive General Meetings held by the Company, will report to the shareholders on such use as it may have made up to that time of the delegations referred to in this resolution.

9. Admission to trading. The Company, when appropriate, will apply for admission to trading on official or unofficial secondary markets, organised or not, domestic or foreign, of the debentures, bonds, preferred shares, warrants and any other securities issued under this delegation, authorising the Board to take such steps and actions as may be necessary for admission to trading before the competent bodies of the various domestic and foreign securities markets.

10. Guarantee of fixed income security issues The Board of Directors also is authorised, for a term of five years, for and on behalf of the Company and within the limit indicated above, to guarantee fixed income securities, if applicable convertible and/or exchangeable, including warrants, as well as notes and preferred shares issued by companies in the Group.

11. Subdelegation: The Board of Directors is authorised to delegate the delegable authority received pursuant to this resolution to the Delegated Commission, the Chairman or the Chief Executive Officer.

ELEVEN

Authorization of a long-term incentives plan by delivery of cash and shares of the Company, as variable remuneration of its management team, including an executive director.

Under the provisions of articles 219 of the Capital Companies Law and 19 of the By-Laws and within the framework of the remuneration policy of Promotora de Informaciones, S.A. (the "Company" or "Prisa") and the group of companies of which Prisa is the parent (the "Prisa Group" or the "Group"), insofar as the compensation system at issue includes the delivery of shares of Prisa to one executive director, authority is granted for a long-term incentive plan (LTIP) for the senior management team of the Prisa Group, applicable during financial years 2013 to 2015 (the "2013-2015 LTIP"). Under this plan senior managers may be awarded cash and shares of the company on the terms approved by the Board of Directors, as set forth below.

1. General description of the 2013-2015 LTIP

In order to align the interests of the Prisa Group's senior management team with those of the Group's shareholders, under the 2013-2015 LTIP, by way of variable compensation, depending on the degree of achievement of the objectives set by the Board of Directors at the proposal of the Nomination and Compensation Committee for the Group as a whole and for each business unit individually, the Company may award to each Participant (as defined below) a certain number of Class A ordinary shares of the Company and a certain amount in cash.

2. Participants

Participation in the 2013-2015 LTIP, as a form of long term variable compensation for financial years 2013 to 2015, may be offered to senior managers of the Prisa Group whose professional activities significantly influence the value creation of their respective business units.

For these purposes, "Participants" shall mean members of the senior management team of the Prisa Group, including members of the Management Committee, who belong to any of the following categories: Managing Directors, Media Directors, Area and Business Unit Directors, and other senior managers of the Company or of its Group equivalent to the foregoing (the "Senior Managers"), and who meet the requirements established by the Board of Directors, at the proposal of the Nomination and Compensation Committee, and are invited to join the 2013-2015 LTIP.

The initial number of Participants in the 2013-2015 LTIP is estimated in 100 people, although new Participants may join and existing Participants may leave during the period of the plan.

The current executive directors, except Mr. Manuel Polanco Moreno, are excluded from the 2013-2015 LTIP.

3. Duration

The 2013-2015 LTIP will have a total duration of three years, from 1 January 2013 until 31 December 2015.

If the Board of Directors does not use the authority to implement the 2013-2015 LTIP before 31 December 2013, this resolution shall be without effect.

4. Operation of the 2013-2015 LTIP. Requirements and terms and conditions for delivery of shares

The number of shares to which each Participant is entitled will be determined by the Board of Directors, at the proposal of the Nomination and Compensation Committee, based on each Participant's responsibilities in the Group's companies, management functions, and impact on value creation by the business units. For each Participant, a target incentive amount of the total variable compensation arising from the 2013-2015 LTIP will be determined as a maximum percentage of the Participant's fixed compensation for the 2013, based on the Participant's level of responsibility and contribution to the achievement of the Group's objectives, so that the greater the responsibility and contribution, the larger the percentage of the target long-term incentive (the "Target Incentive").

The indicator for the 2013-2015 LTIP will be the degree of achievement of the basic cash flow generation targets (understood as EBITDA, less provisions, less capex) included in the three-year strategic plan of each business and corporate unit, as approved by the Board of Directors (the "Indicator"). If there are changes in the perimeter of consolidation of the Prisa Group that are not provided for in the strategic plans, the objectives set for the Group as a whole and for each business unit individually will be reviewed and adjusted by the Board of Directors, at the proposal of the Nomination and Compensation Committee.

The total variable compensation of Participants in the 2013-2015 LTIP will be paid in shares of Prisa and cash in the following proportions:

Group	% Cash	% Shares
Business Unit Directors and Chief Financial Officer	70	30
Members of the Management Committee	80	20
Rest of Senior Managers	90	10

At the inception of the 2013-2015 LTIP, each Participant will be assigned a theoretical number of shares (the "Theoretical Shares"), and the 2013-2015 LTIP will assume that the number of shares to be delivered at the conclusion of the LTIP (the "Earned Shares") will vary according to the degree of achievement of the objectives (the "Achievement Ratio"). Where the Achievement Ratio of the Indicator is less than 80%, no variable remuneration will be payable nor will any shares be deliverable. Where the Achievement Ratio of the Indicator is 80%, the Earned Shares will be 50% of the Theoretical Shares and 50% of the theoretical amount in cash. Where the Achievement Ratio is 100%, 100% of the Theoretical Shares and of the theoretical amount in cash will be payable, and where the Achievement Ratio is 110% or more, the Earned Shares and the amount in cash payable will be 120% of the Theoretical Shares and the

theoretical amount in cash. The intermediate degrees of achievement of the Indicator, between the degrees just mentioned, will be calculated by linear interpolation (the "Weighting Index").

Consequently, if the requirements and conditions established in LTIP 2013-2015 are fully met, each Member will be entitled to receive, at the end of LTIP 2013-2015, the number of shares resulting from applying the following formula: the Earned Shares will be the result of multiplying the Theoretical Shares (which are the result of dividing a certain percentage of the fixed compensation for the year 2013 between the Reference Value of the shares of Prisa, as defined below) by the Aggregated Achievement Ratio which, in turn, will be the result of multiplying the Achievement Ratio by the applicable Weighting Index.

Theoretical Shares = % Fixed Compensation 2013 / Reference Value

Aggregated Achievement Ratio = Achievement Ratio x Weighting Index

Earned Shares = Theoretical Shares x Aggregated Achievement Ratio

The Members of ILP 2013-2015 include Mr. Manuel Polanco Moreno, Prisa's executive director, who will be subject to the foregoing formula.

Independently of any other terms and conditions or requirements that may be established, the accrual of such variable compensation is conditional upon the Participant in the 2013-2015 LTIP continuing to be an employee of the Group at the date of delivery of the compensation, notwithstanding any exceptions that may be considered appropriate, which on no account will entitle Participants to receive the variable compensation in advance, although the amount of the compensation will be adjusted in proportion to the period of employment.

5. <u>Maximum amount of shares of 2013-2015 LTIP</u>

If the requirements and conditions established in LTIP 2013-2015 are fully met and the degree of achievement of the Indicator is 110% or more, the maximum amount allocated to the 2013-2015 LTIP, comprehensive of cash and the value of the maximum number of Theoretical Shares to be delivered to Participants at the date of approval by the Board of Directors of this proposed resolution adopting the present agreement (according to the Reference Value as defined below), is estimated at twenty-eight million euros (€28,000,000); this amount means a 2.44% of the Indicator's target, such as is defined as follows, aggregated for years 2013-2015.

Being that the number of shares to be delivered to Participants will be for each of them a percentage between 10 and 30% of the total amount of the variable remuneration derived from the LTIP 2013-2015, the estimation is that the total maximum number of Prisa shares to be delivered to Participants, will mean 1.60% of the current share capital, according to a value of Prisa share referred to average closing price of the Prisa share during the thirty business days immediately preceding the date of approval by the Board of Directors of this proposed resolution (the "Reference Value"); consequently, it is possible that the value of the maximum number of shares to be delivered at the conclusion of the 2013-2015 LTIP will be higher than that estimated at the date of

adoption of this resolution due to the effect of possible increases in the price of the Prisa share.

In the event of changes in the number of shares, due to a decrease or increase in the nominal value of the shares or corporate transactions that have an equivalent effect, the number of shares to be delivered will be changed so that they continue to represent the same percentage of the total share capital. If necessary for legal, regulatory or other similar reasons, the delivery mechanisms described below may be adapted in specific cases, without altering the maximum number of shares linked to the 2013-2015 LTIP or the essential terms and conditions on which the award of the shares depends. Such adaptations may include replacing the delivery of shares with the delivery of equivalent cash amounts.

6. Settlement and payment

The 2013-2015 LTIP will be settled, and the cash will be paid and the shares delivered, during financial year 2016, on the terms and conditions established, at the proposal of the Nomination and Compensation Committee, by the Board of Directors, which will determine the specific date of delivery of the shares and payment of amount in cash.

At the time of delivery of the shares, such number of shares may be sold as are necessary to pay any taxes that may be payable on delivery of the shares.

The number of shares delivered to Participants pursuant to the 2013-2105 LTIP will be disclosed as required by applicable law.

7. Coverage of the 2013-2015 LTIP

The shares to be delivered to Participants may, subject to compliance with the legal requirements established for this purpose, be shares of Prisa held in treasury that have been acquired or that may in the future be acquired by Prisa itself or by any Prisa Group company, or newly issued shares to be subscribed by third parties with whom agreements have been established to ensure that the commitments assumed under the 2013-2015 LTIP are met.

8. Granting of authority to the Board of Directors

Authority is granted to the Company's Board of Directors, to the full extent of the law and with express powers to delegate to the Delegated Committee, the Executive Chairman, the CEO and the Nomination and Compensation Committee, to design, arrange, implement and, where applicable and where considered appropriate, settle the 2013-2015 LTIP, adopting such resolutions and signing such public or private documents as may be necessary or advantageous to ensure that the plan is fully effective, including authority to remedy, rectify, amend or supplement this resolution. In particular, and without limitation, this includes authority to:

(i) Implement and execute the 2013-2015 LTIP when the Board of Directors considers it appropriate and in the specific manner the Board considers appropriate.

(ii) Develop and set the specific terms and conditions of the 2013-2015 LTIP in all matters not provided for in this resolution, with power to approve and publish a set of regulations governing the operation of the plan.

(iii) Develop and set the specific terms and conditions of the 2013-2015 LTIP for Senior Managers of the Group, including, among others, who is eligible to be a Participant in the plan and the number of shares to which each Participant is entitled; develop and specify the terms and conditions on which Participants are entitled to receive the variable compensation; and determine whether or not the objectives have been achieved and the degree to which they have been achieved.

(iv) Adapt the content of the 2013-2015 LTIP to such circumstances and corporate transactions as may occur during the term of the plan, both in respect of the Company and in respect of any companies that may be part of the Group from time to time; or to legal, regulatory, operational or other equivalent reasons and circumstances, under the terms and conditions that are considered necessary or appropriate at any given time in order to maintain the purpose of the plan.

(v) Decide not to implement the 2013-2015 LTIP, or leave it entirely or partly without effect, where circumstances so require.

(vi) Draw up, sign and submit such reports and complementary documents as may be necessary or appropriate to any public or private body for the purpose of implementing, executing or settling the 2013-2015 LTIP, including, where necessary, the relevant prior disclosures and prospectuses.

(vii) Take any action, make any statement or take any administrative steps in relation to any public or private body, institution or registry that may be required in order to obtain such authorisations or verifications as may be necessary for the implementation, execution or settlement of the 2013-2015 LTIP and the delivery of the shares of Prisa for no consideration.

(viii) Negotiate, agree and sign agreements of any kind with financial institutions or institutions of any other type, on the terms and conditions the Board of Directors considers appropriate, as may be necessary or advantageous for successful implementation, coverage, execution and settlement of the 2013-2015 LTIP, including, where necessary or advantageous under the legal regime applicable to some Participants or certain Group companies or where necessary or advantageous for legal, regulatory, operational or other equivalent reasons, the making of any legal arrangement (including trusts or other similar arrangements) or the establishment of agreements with any type of entity for the deposit, custody, holding or administration of the shares or their subsequent delivery to Participants within the framework of the 2013-2015 LTIP.

(ix) Draw up, sign, grant and, where necessary, certify any type of document relating to the 2013-2015 LTIP.

(x) And, in general, take whatever action, adopt whatever resolutions and sign whatever documents may be necessary or merely advantageous to ensure the validity, effectiveness, implementation, development, execution, settlement and

successful conclusion of the 2013-2015 LTIP and the resolutions adopted previously.

TWELVE

Proposal of resolution of the General Shareholders Meeting for the authorisation for direct or indirect derivative acquisition of treasury shares, within the legal limits and requirements.

Revocation of unused part of the authorisation granted in this sense at the Ordinary General Meeting of 30 June 2012 under point eleventh of the agenda

1. To revoke, to the extent not used, the authorisation granted by the Ordinary General Meeting of 30 June 2012, in point eleventh of the agenda therefore, regarding the authorisation for direct or indirect derivative acquisition of own shares.

2. To grant express authorisation for derivative acquisition of Class A shares of the Company, directly or through any of its subsidiaries, by purchase or by any other inter vivos act for consideration, for a maximum term of 5 years from the holding of this Meeting.

3. To approve the limits or requirements for these acquisitions, which will be as follows:

The par value of the shares acquired directly or indirectly, added to that of those already held by the Company and its subsidiaries and, if applicable, the controlling company and its subsidiaries, at no time will exceed the permissible legal maximum.

The acquired shares must be free of any liens or encumbrances, must be fully paid up and not subject to performance of any kind of obligation.

A restricted reserve may be established within net worth in an amount equivalent to the amount of the treasury shares reflected in assets. This reserve shall be maintained until the shares have been disposed of or cancelled or there is been a legislative change so authorising.

The acquisition price may not be less than par value or more than 20 percent higher than market price at the moment of the acquisition. The transactions for the acquisition of own shares will be in accordance with the rules and practices of the securities markets.

All of the foregoing will be understood to be without prejudice to application of the general scheme for derivative acquisitions contemplated in article 146 of the current Capital Companies Act.

4. It is expressly stated that the authorisation for the acquisition of own shares granted pursuant to this resolution, may be used, in whole or in part, to acquire shares of the Company to be delivered by it in fulfilment of any compensation plan by means of or any agreement for the delivery of shares or options on shares to the members of the Board of Diretors and to the managers of the Company in force at any time, and that express authorisation is granted for the shares acquired by the Company or its subsidiaries pursuant to this authorisation, and those owned by the Company at the date of holding of this General Meeting, to be used, in whole or in part, to facilitate fulfilment of the aforementioned plans or agreements.

5. The Board of Directors is also authorised to substitute the delegated powers granted by this General Shareholders Meeting regarding this resolution in favor of the Delegated Committee, the Chairman of the Board of Directors or the Chief Executive Officer.

THIRTEEN

Non-binding voting on the Remuneration Policy Report.

In accordance with Article 61 ter of the Securities Market Law, approve in an advisory capacity, the Remuneration Policy Report approved by the Board of Directors, on a proposal from the Nominations and Compensations Committee, regarding the remuneration policy of the Board of Directors and Management Team for 2013, with information on how the remuneration policy applied during the year 2012, whose full text was made available to the shareholders along with the rest of the documentation of this general meeting.

FOURTEEN

Information to the Shareholders on amendments to the Regulations of the Board of Directors.

In accordance with Article 528 of Companies Act, the General Shareholders Meeting is informed that the Regulation of the Board of Directors of Promotora de Informaciones, SA has been amended by resolution of the Board of Directors held on July 20, 2012, with the purpose of its adaptation to the new organizational structure of the Company, providing that the Delegated Committee shall be chaired by the Chairman of the Board.

FIVETEEN

Delegation of Powers

Without prejudice to powers granted in other resolutions, it is hereby resolved to grant to the Board of Directors the broadest powers required by law to define, implement and interpret the preceding resolutions including, if necessary, powers to interpret, remedy and complete them, likewise delegating to the Chairman of the Board of Directors Mr. Mr. Juan Luis Cebrián Echarri, the Chief Executive Officer Mr Fernando Abril-Martorell Hernández, the Secretary Mr Antonio Garcia-Mon Marañes and the Deputy Secretary Mrs. Maria Teresa Diez-Picazo Giménez joint and several powers for any of them to appear before a Notary Public to formalize and to reflect in a notarial document the resolutions adopted at the present Shareholders' Meeting, rectifying, if warranted, any material errors not requiring new resolutions that might preclude their being recorded in notarial instruments, and to issue the notarial or private documents necessary to record the adopted resolutions on the Companies Register, with powers to remedy or rectify them in view of the Registrar's written or oral comments and, in summary, to take any measures required to ensure that these resolutions are fully effective.

REPORT ISSUED BY THE BOARD OF DIRECTORS OF PROMOTORA DE INFORMACIONES, S.A. CONCERNING THE PROPOSED AMENDMENT TO THE BYLAWS REFERRED TO AS ITEM FIVE ON THE AGENDA OF THE GENERAL ORDINARY SHAREHOLDERS MEETING TO BE HELD ON JUNE 21, 2013 AND JUNE 22, 2013, IN AN INITIAL AND SECOND QUORUM CALL, RESPECTIVELY.

I. Object of the Report

The Board of Directors of PROMOTORA DE INFORMACIONES, S.A. (hereinafter, **Prisa** or the **Company**) is issuing this report to justify, pursuant to article 286 of the Capital Corporations Act, the proposed amendments to the Company Bylaws included as item five on the Agenda relating to the amendment to the Bylaws, to be submitted for approval at the General Ordinary Shareholders Meeting to be held on June 21, 2013 at 12.30 pm in an initial quorum call, or on June 22, 2013, at the same time, in a second quorum call.

II. Objective and justification for the proposal

The proposed amendments to the Company Bylaws to be submitted for approval at the General Ordinary Shareholders Meeting, pursue two different objectives:

i) To modify section e) of article 15 of the Company Bylaws (Chairing the meeting) to widen the range of people who can chair the Shareholders' Meeting, allowing that this chairmanship should be exercised by persons who do not belong to the board of directors.

ii) To modify article 15 bis of the Company Bylaws (Special resolutions) considering that, given the current conditions of the Company and due to the dispersion of its shareholders, it is convenient to change the regime of supermajorities, reducing the percentage of votes required for the adoption of certain subjects, from 75% to 69%.

III. Proposed resolution to be submitted for approval at the shareholders meeting

5.1. Amendment of article 15. e) of the Bylaws, to provide for the chairmanship of the shareholders' meeting.

"Amendment of section e) of article 15 of the Bylaws, to provide for the chairmanship of the Shareholders Meeting, which shall read as follows:

"e) Chair of the Shareholders' Meeting: The Shareholders' Meeting shall be chaired by the person appointed by the Board of Directors. In the absence of any specific appointment by the Board, the Shareholders' Meeting shall be chaired by the following, in order of

preference: the Chairman of the Board of Directors, the Deputy Chairman, the most senior director present, the shareholder appointed by the General Meeting itself.

The person presiding at the meeting shall submit all items on the agenda for deliberation and shall direct the debates so that the meeting transpires in an orderly fashion. In that regard he shall enjoy the appropriate powers of order and discipline.

The person presiding at the meeting shall be assisted by a secretary, who shall be the Secretary to the Board of Directors or, if absent, the Deputy Secretary to the Board, if any, and if not, a person designated by the shareholders at the meeting.

The Presiding Committee of the General Meeting will be made up of the Chair, the Secretary and the directors present at the meeting."

5.2. Amendment of Article 15 bis of the Bylaws to modify the regime of supermajorities.

"Amendment of article 15 bis of the Bylaws, to modify the regime of supermajorities, reducing the percentage of votes required for the adoption of certain subjects, from 75% to 69%, which shall read as follows:

"Article 15 bis. Special resolutions.

Without prejudice to the provisions of law, the favorable vote of 69 percent of the voting shares present or represented at a General Shareholders' Meeting will be required for approval of the following matters:

a) Bylaws' amendments including, among others, change of the corporate purpose and increase or reduction of share capital, except for such transactions as are imposed by mandate of law or, in the case of capital increases, are the result of resolutions adopted for purposes of undertaking distribution of the minimum dividend corresponding to the non-voting convertible Class B shares.

b) Any form of transformation, merger or splitup, as well as bulk assignment of assets and liabilities.

c) Winding-up and liquidation of the Company.

d) Suppression of preemption rights in monetary share capital increases.

e) Change of the management body of the Company.

f) Appointment of directors by theGeneral Shareholders' Meetings, except when the nomination is by the Board of Directors."

March 20, 2013

(Free translation from the original in Spanish language)

PRISA

REPORT ISSUED BY THE BOARD OF DIRECTORS OF PROMOTORA DE INFORMACIONES, S.A. CONCERNING THE PROPOSED AMENDMENTS TO THE GENERAL SHAREHOLDERS' MEETING REGULATION REFERRED TO AS ITEM SIX ON THE AGENDA OF THE GENERAL ORDINARY SHAREHOLDERS MEETING TO BE HELD ON JUNE 21, 2013 AND JUNE 22, 2013, IN AN INITIAL AND SECOND QUORUM CALL, RESPECTIVELY.

I. Object of the Report

The Board of Directors of PROMOTORA DE INFORMACIONES, S.A. (hereinafter, **Prisa** or the **Company**) is issuing this report to justify, pursuant to article 26 of the General Shareholders´Meeting Regulation, the proposed amendments to the mentioned Regulation included as item six on the Agenda, to be submitted for approval at the General Ordinary Shareholders Meeting to be held on June 21, 2013 at 12.30 p.m in an initial quorum call, or on June 22, 2013 at the same time, in a second quorum call.

II. Objective and justification for the proposal

The proposed amendments to the General Shareholders' Meeting Regulation (articles 14 and 21.2) to be submitted for approval at the General Ordinary Shareholders Meeting, pursue two different objectives:

Article 14: the amendment to this article seeks to widen the range of people who can chair the Shareholders' Meeting, allowing that this chairmanship should be exercised by persons who do not belong to the Board of Directors.

Article 21.2: to ratify the amendment approved by the Ordinary Shareholders' Meeting held on June 30, 2012, under point nine in the agenda, for the sole purpose of allowing the amendment to be registered in the Companies Register. The registrar refused to register this amendment because the particular rule that was being amended was not stated either in the notice of said Shareholders' Meeting or in the supplement to the notice.

Likewise, it is proposed to modify this article considering that, given the current conditions of the Company and due to the dispersion of its shareholders, it is convenient to change the regime of supermajorities, reducing the percentage of votes required for the adoption of certain subjects, from 75% to 69%.

III. Proposed resolution to be submitted for approval at the shareholders meeting

6.1. Amendment of article 14 of the General Meeting Regulation to provide for the chairmanship of the Shareholders' Meeting.

"To amend article 14 of the General Meeting Regulation to provide for the chairmanship of the Shareholders' Meeting. Article 14.2 shall read as follows:

"14.2. The Shareholders' Meeting shall be chaired by the person appointed by the Board of Directors. In the absence of any specific appointment by the Board, the Shareholders' Meeting shall be chaired by the following, in order of preference: the Chairman of the Board of Directors, the Deputy Chairman, the most senior director present, the shareholder appointed by the members present at the meeting."

6.2. Amendment of article 21.2 of the General Meeting Regulation to ratify the amendment of section a), approved by the Ordinary Shareholders' Meeting on June 30, 2012, under point nine in its agenda, as well as to modify the regime of supermajorities:

"For the sole purpose of allowing registration in the Companies Register, to ratify the amendment of article 21.2.a) of the General Meeting Regulation, which was already approved by the Ordinary Shareholders' Meeting of June 30, 2012, under point nine in its agenda, as registration was denied by the registrar because the amendment of that particular article was not stated either in the notice of said Shareholders' Meeting or in the supplement to the notice.

Likewise, to amend article 21.2 of the General Meeting Regulation, to modify the regime of supermajorities, reducing the percentage of votes required for the adoption of certain subjects, from 75% to 69%, which shall read as follows:

"21.2. Resolutions shall be adopted by a majority vote of the shares present, which shall be deemed achieved when votes in favor of the proposal exceed half of the shares present or represented by proxy, unless otherwise provided in the Law or in the Bylaws.

Pursuant to the foregoing and unless provided otherwise in the Law, a favorable vote of 69% percent of the shares having voting rights, present or represented by proxy at a General Meeting shall be required to adopt resolutions concerning the following matters:

a) Bylaws' amendments including, among others, change of the corporate purpose and increase or reduction of share capital, except for such transactions as are imposed by mandate of law or, in the case of capital increases, are the result of resolutions adopted for purposes of undertaking distribution of the minimum dividend corresponding to the non-voting convertible Class B shares.

b) A corporate conversion, merger or spin-off of any type, as well as the assignment of all corporate assets and liabilities.

c) Dissolution and liquidation of the Company.

d) Exclusion of pre-emptive subscription rights in capital increases for cash.

e) Changes in the Board of Directors.

f) Appointment of members of the Board at the Shareholders' Meeting, except for candidates proposed by the Board of Directors."

March 20, 2013

(Free translation from the original in Spanish language)

REPORT ISSUED BY THE BOARD OF DIRECTORS OF PROMOTORA DE INFORMACIONES, S.A. CONCERNING THE PROPOSED RESOLUTION APPEARING AS ITEM NINE ON THE AGENDA OF THE ORDINARY SHAREHOLDERS MEETING CALLED TO BE HELD ON JUNE 21, 2013, ON FIRST CALL, AND ON JUNE 22, 2013 ON SECOND CALL

I. Object of the Report

This report is issued in relation with the proposal of delegating to the Board the power to increase share capital of Promotora de Informaciones, S.A. (**"Prisa"** or the **"Company"**), with the power to exclude preemptive rights, to be submitted, as item nine of the agenda, for approval at the General Ordinary Shareholders Meeting to be held on, June 21, 2013 in an initial quorum call, or on June 22, 2013 at the same time and place, in a second quorum call.

This report is issued in compliance with Articles 286, 297(1)(b) and 506 of the Capital Companies Act (**"CCA"**).

II. Objective and justification for the proposal

The resolution proposes delegating to the Board of Directors the power to increase share capital, on one or more occasions, in the terms set forth in Article 297(1)(b) CCA, with the power to exclude preemptive rights pursuant to Article 506 CCA in relation with Article 308.

The volume of resources that Prisa needs for its investments and/or for implementing the present process of restructuring its liabilities requires having access of all available financial sources on the market and using, when warranted, those that are most advantageous for the Company. However, access to that market is occasionally subject to temporary limitations derived from economic policy measures, which at a given time may reduce or halt the increase of monetary or credit variables and even the very evolution of financial markets. For that reason, Prisa desires to have the option of implementing capital increases, to be effected when market conditions make them advisable.

In addition and without prejudice to the foregoing, the Board of Directors deems it advisable to provide the Board with an instrument authorized under current legislation which, without the need to hold a new shareholders meeting, would empower the Board to implement the capital increases it deems in the Company's interest, within the limits, terms, timeframe and conditions set forth by the shareholders. The dynamics of any for-profit company, and especially large enterprises, require that their management and governing boards have access at all times to the most appropriate instruments for responding to the company's needs at any given moment and in view of the circumstances of the markets. Those circumstances may require providing the company with capital resources from new contributions.

It is not generally possible to forecast the company's capital requirements and, moreover, having to resort to a shareholders meeting to approve capital increases, with the corresponding delay and additional costs, may in certain circumstances prevent the Company from responding rapidly and effectively to the needs of the market. In that regard, the delegation of powers set forth in Article 297(1)(b) CCA practically precludes such difficulties while providing the Board of Directors with an adequate degree of flexibility to, according to the circumstances, meet the Company's needs.

Thus, and for these reasons, a proposal shall be submitted at the Shareholders Meeting to delegate to the Board of Directors the power to approve a capital increase up to the maximum amount equivalent to one third of the share capital at the time of the authorization, which includes the revocation of any unexercised powers granted to the Board of Directors to increase capital, approved as Item two on the Agenda of the Extraordinary Shareholders Meeting held on December 5, 2008.

This authorisation may likewise be used to cover any compensation plan or agreement by way of delivery of shares or options on shares for members of the Board of Directors and to the managers of the Company in force at any given time

Under this proposal and if warranted, the corresponding capital increase would be implemented within a maximum term of five years from the date the resolution is passed at the Shareholders Meeting, without further call of nor resolution adopted by the Shareholders Meeting, either once or several times, as required by the needs of the Company at the opinion of the Board of Directors, and up to the legally-authorized nominal amount, that is, half of the share capital on the date the authorization is granted, through an issue of new ordinary Class A or Class B shares, or any other type than those permitted by Law, ordinary or privileged, including redeemable shares, with or without voting rights, with or without share premiums, in exchange for cash contributions, and the Board of Directors may determine the terms and conditions of the capital increase in accordance with the provisions of Article 297(1)(b) CCA.

The proposal expressly provides for the possibility of a partial subscription of the shares issued, as provided in Article 311(1) CCA.

The powers to be granted to the Board include determining the terms and conditions of each capital increase and the characteristics of the shares, as well as to freely offer the non-subscribed new shares within the term or terms for exercising preemptive rights, to amend the article in the bylaws concerning share capital, to take all measures to ensure that the new shares issued under the capital increase are admitted to trading on the stock exchanges on which the Company's shares are listed, in accordance with the procedures of each of those stock exchanges, and to request the inclusion of the new shares in the accounting records of the *Sociedad de Gestión de los Sistemas de Registro, Compensación y Liquidación de Valores, S.A.U. (Iberclear)*. It is likewise proposed to empower the Board to delegate to the Delegated Commission, the Chairman, or the Chief Executive Officer the delegable powers approved at the Shareholders Meeting.

In addition, and as provided in Article 506(1) CCA with respect to listed companies, when the shareholders delegate in the directors the power to increase share capital they may also grant them the power to exclude preemptive rights with respect to the shares issued pursuant to

those delegated powers when it is in the interest of the Company, although the proposal to exclude preemptive rights must be included in the notice of the shareholders meeting and a directors' report justifying the proposal must be made available to shareholders.

In that regard, it should be noted that the proposal addressed in this report to delegate powers to the Board of Directors to increase share capital also includes, pursuant to Article 506(1) CCA, the right to exclude all or part of the preemptive rights, when warranted in the interest of the Company and in the terms of the aforementioned Article 506 in relation with article 308 CCA.

The Board of Directors considers that this possibility, which notably increases the scope of action and the capacity of response afforded by the simple delegation of the power to increase share capital pursuant to Article 297(1)(b) CCA, is justified by the flexibility and agility with which it is often necessary to act on current financial markets, in order to take advantage of those moments when market conditions are favorable. Moreover, the exclusion of preemptive rights normally reduces costs associated with the operation (particularly commissions charged by the financial entities participating in the issue) compared to issues with preemptive rights, while at the same time having less of a distorting effect on the trading of company shares during the issue period, which is usually shorter than in an issue with preemptive rights. Also, exclusion of preemptive rights may be necessary when financial resources are sought on international markets or when bookbuilding is used.

In any case, it should be noted that the total or partial exclusion of preemptive rights is merely a power that the shareholders grant to the Board and will only be exercised if the Board of Directors decides to do so, taking into account the existing circumstances in each case and in compliance with all legal requisites. If in exercising that power the Board should decide to exclude preemptive rights for an specific capital increase that it may approve by virtue of the authorization granted by the shareholders at the Shareholders Meeting, when approving the capital increase the Board will issue a report explaining the specific corporate interests justifying that measure, which shall likewise be subject to a report from the company auditors referred to in Article 506(3) CCA. Both reports will be made available to shareholders and announced at the first Shareholders Meeting held after the capital increase has been approved, in accordance with the provisions of the aforementioned article 506(4) CCA.

Based on all of the foregoing, the Board of Directors of Prisa under point nine of the Agenda presents the following proposal to the Ordinary General Meeting of Shareholders:

III. Proposed resolution to be submitted for approval at the shareholders meeting

"1. To revoke in the unused part the resolution passed under point second of the Agenda for the Extraordinary General Meeting of shareholders held on 5 December 2008, regarding the delegation to the Board of Directors of authority to increase capital in accordance with the provisions of article 153(1)(b) of the former Public Limited Companies Act, currently article 297(1)(b) of the Capital Companies Act.

2. To authorize the Board of Directors, as broadly and effectively as permitted by law, in accordance with the provisions of article 297(1)(b) of the Capital Companies Act, so that within the maximum term of five years from the date of this resolution of the General Meeting, and without need of call or resolution thereafter, it may resolve, on one or more occasions, when and as the needs of the Company so require in the judgment of the Board, to increase its capital in a maximum amount equivalent to one third of the share capital at the time of this authorization, issuing and distributing the corresponding new ordinary Class A or non voting Class B shares or any other kind of shares permitted by law, ordinary or privileged, including redeemable shares, with or without voting rights, with or without premium, consisting the consideration for the new shares to be issued of cash contributions, and expressly contemplating the possibility of incomplete subscription of the shares that are issued, in accordance with the provisions of article 311(1) of the Capital Companies Act. The authority here granted to the Board of Directors includes authority to fix the terms and conditions of each capital increase and the features of the shares, and to freely offer the new shares not subscribed within the pre-emption term or terms, to redraft the article of the Articles of Association related to capital, and to take all actions necessary in order for the new shares covered by the capital increase to be admitted to trading on the stock exchanges on which the shares of the Company are traded, in accordance with the procedures contemplated by each of those stock exchanges, and to request the inclusion of the new shares in the accounting records of the Sociedad de Gestión de los Sistemas de Registro, Compensación y Liquidación de Valores, S.A.U. (Iberclear). This authorization may be used to cover any compensation plan or agreement by way of delivery of shares or options on shares for members of the Board of Directors and to the managers of the Company in force at any given time. In addition, the Board is authorized to exclude pre-emption rights, in whole or in part, on the terms of articles 506 and 308 of the Capital Companies Act. The Board of Directors is also authorized to substitute the delegated powers granted by this General Shareholders Meeting regarding this resolution in favour of the Delegated Committee, the Chairman of the Board of Directors or the Chief Executive Officer."

Madrid, March 20, 2013

PRISA

REPORT OF THE BOARD OF DIRECTORS OF PROMOTORA DE INFORMACIONES, S.A. REGARDING THE PROPOSED RESOLUTION INCLUDED IN THE TENTH POINT OF THE AGENDA FOR THE ORDINARY GENERAL MEETING OF SHAREHOLDERS CALLED TO BE HELD ON JUNE 21, 2013, ON FIRST CALL, AND ON JUNE 22, 2013 ON SECOND CALL.

I. Object of the Report

This report is prepared regarding the proposed delegation of authority to the Board of Directors to issue fixed income securities, both straight and convertible into shares of new issuance and/or exchangeable for shares that have already been issued of Promotora de Informaciones, S.A., ("**Prisa**" or the "**Company**") and other companies, warrants, promissory notes and preferred shares, including the authority to determine the basis of and the methods of conversion, exchange or exercise and, eventually, increase capital by the amount required for the conversion of securities or for the exercise of warrants, as well as for the exclusion of pre-emption rights, that will be submitted for approval of the General Shareholders Meeting of Promotora de Informaciones, S.A. ("**Prisa**" or the "**Company**") under point ten of the agenda for the Ordinary General Meeting of Shareholders, called for June 21, 2013, at 12.30 pm, on first call, or if a sufficient quorum is not achieved on that call, on June 22, 2013, at the same time and place, on second call.

This report is issued in compliance of articles 286, 297(1)(b) and 511 of the Capital Companies Act, by virtue of which, the Board of Directors must issue a report justifying the proposed delegation of authority to the Board of Directors to issue securities, with the power to exclude pre-emption rights, if any, that will be submitted for approval of the General Shareholders Meeting.

II. Objective and justification for the proposal

The Board of Directors of Prisa deems highly convenient to have available the authority admitted by the applicable legislation in order to be in a position to acquire in the primary markets the funds deemed necessary to assure an adequate management of the corporate interest, to invest and/or divest and to achieve the ongoing restructuring of its liabilities. The aim of the authority is, therefore, to provide the management body of the Company with the room for manoeuvre and the response capacity required by a competing environment in which it operates, in which very frequently the success of a certain transactions or of a strategic initiative depends on the possibility to accomplish it rapidly, without the delay and costs which inevitably implies a new calling and holding of a General Shareholders Meeting.

For such purposes, in accordance with the general regime of the issuance of fixed income securities contained in articles 401 and those following of the Capital Companies Act, as well as the special regime for listed companies foreseen in articles 510 and 511 of the same act, by virtue of the provision contained in article 319 of the Mercantile Registry Regulation and applying by analogy article 297(1)(b) of the Capital Companies Act, it is submitted to the

General Shareholders Meeting the proposed resolution under point ten of the agenda related to the delegation of authority to the Board of Directors to issue, on one or more occasions, within the maximum term of five (5) years, fixed income securities, both straight and convertible into shares of new issuance and/or exchangeable for shares, warrants, promissory notes and preferred shares.

The proposed resolution foresees to revoke the resolution passed under the third point of the agenda for the Extraordinary General Meeting of shareholders of 5 December 2008, regarding delegation of authority to issue convertible and/or exchangeable bonds, as well as warrants and other analogous securities.

The proposed resolution foresees that the total maximum amount of the issue or issues of securities resolved under this delegation will be two billion euros (€2,000,000,000) or its equivalent in another currency, amount which is deemed to be convenient in the light of the size of the Company and the current financial and market conditions.

It is noted that, in accordance with the provisions of article 510 of the Capital Companies Act, the limit set forth in article 405 of the aforesaid Act does not apply to Prisa.

Likewise, the proposed resolution foresees the authority of the Board of Directors, in the event that it decides to issue fixed income securities convertible into shares of new issuance of the Company (or warrants over shares of new issuance), it may approve the capital increase needed to the conversion, provided that adding the capital increases eventually passed under the authorisations granted by the Meeting, does not exceed the maximum of one half of capital contemplated in article 297(1)(b) of the Capital Companies Act. Therefore, the capital increases needed to cover the conversion of securities will be deemed to be included within the available limit at any time under, in the event it is approved, the nine point of the agenda for this Ordinary General Meeting related to the authority granted to the Board to increase the capital until one third of the capital designated. In the case of the warrants, it is expressly foreseen that legal rules on convertible securities will be applicable to the extent that such rules are compatible with the nature of the warrants.

In addition, in the event of issuance of bonds or other exchangeable and/or convertible securities or warrants, the resolution that is proposed includes the criteria to determine the bases for and forms of conversion and/or exchange and its exercise. However, it assigns the Board of Directors the responsibility to determine some of the bases and forms of each of the issuance within the limits and criteria set by the General Shareholders Meeting. Therefore, it will be the Board of Directors the one determining the specific conversion ratio, and for these purposes it will issue, by the time of approving the issuance of convertible securities (or warrants over shares of new issuance), on the ground of the authority granted by the General Shareholders Meeting, a report specifying the particular bases and forms of conversion applicable to the issuance, which will be the subject matter of the report of the auditors referred to in article 414(2) of the Capital Companies Act.

In particular and for the cases of issuance of bonds of exchangeable and/or convertible securities, the resolution that is submitted by the Board of Directors to the approval of the General Shareholders Meeting, foresees that the fixed income securities to be issued will be convertible into new shares and/or exchangeable for outstanding shares, at a determined or

determinable conversion and/or exchange ratio. For purposes of the conversion and/or exchange, the fixed income securities will be valued at their face amount, and shares at the price determined in the Board of Directors resolution making use of this delegation, or at the determinable price on the date or dates indicated in the Board resolution, based on the stock market price of the shares of Prisa on the date or dates or for the period or periods taken as the reference in that resolution, with or without a premium or discount by reference to that price, and in any event with a minimum of the greater of (a) the average of the weighted average price of a share of Prisa on the Continuous Market of the Spanish exchanges over a period to be determined by the Board of Directors, not greater than three months or less than fifteen calendar days prior to the date of adoption of the Board's resolution to issue the fixed income securities, and (b) the closing price of the share of Prisa on that Continuous Market on the trading day prior to adoption of the aforesaid issue resolution. The Board may determine that the valuation of the shares for purposes of conversion and/or exchange may be different for each conversion and/or exchange date. In the case of exchange for shares of another company (whether or not in the Group), to the extent required, and with the adaptations, if any, that are necessary, the same rules will be applied, although by reference to the share price of that company on the corresponding market.

The exercise price of the warrants may be fixed or variable based on the date or dates or period or periods taken as a reference, however, in any event, the share price to be taken into account may not be of less than the greater of the values referred to for the cases of issuance of convertible bonds or securities. In the case of a purchase option on outstanding shares of another company (whether or not in the Group), to the extent required, and with the adaptations, if any, that are necessary, the same rules will be applied, although by reference to the share price of that company on the corresponding market.

Accordingly, the Board considers that it is granted in its favour a room of manoeuvre sufficient for the purposes of determining the value of the shares for the purposes of conversion and/or exchange or exercise in the light of the market conditions and other applicable considerations, provided that the price must be, at least, substantially equivalent to its market price at the moment at which the Board approved the issuance of fixed income securities or of the warrants.

In addition, as its results from article 415(2) of the Capital Companies Act, the resolution foresees that, for the purposes of conversion, the face value of debentures must not be lower than the face value of the shares. Likewise, in the event of issuance of warrants, the resolution foresees that the aggregate of premium paid for each warrant and its exercise price must not be lower that the market price of the underlying share taking into account the criteria referred to above, nor lower that the face value of the shares at the time of their issuance.

On the other hand, it is noted that the authority to issue fixed income securities includes, by according to the provisions contained in articles 308, 417 and 511 of the Capital Companies Act and in the event that the issuance has as its object convertible securities and/or warrants on newly-issued shares, the authority of the Board of Directors to exclude, totally or partially, the pre-emptive rights of shareholders and holders of convertible securities and warrants on newly-issued shares, if such exclusion is required for the purposes of capturing the financial resources in the markets of in any other way justified by the corporate interests. The Board of Directors deems that this additional possibility, which extends significantly the room for

manoeuvre and the response capacity which grants the simple authority to issue convertible securities and/or warrants, it is justified due to the flexibility and agility necessary to operate in the current financial market to take advantage of the times in which the market conditions are more favourable. This justification applies also when the acquisition of financial resources takes place in international markets, in which the great number of resources negotiated and the agility and rapidness demanded by such markets, allow to acquire a substantial amount of funds in very favourable conditions, provided that the issuance takes place at the most convenient time, which cannot be identified in advance. Likewise, the exclusion of the pre-emptive rights might be necessary if the acquisition of resources is pretended to occur through prospecting demand techniques or book building. On the other hand, and if it is necessary or convenient, the exclusion is ideal for selling convertible securities and/or warrants on shares of new issuance amount one or various qualified investors (such as institutional investors), or, eventually, in order to facilitate the entry into Prisa of one or more industrial or financing shareholders which might contribute to the creation of value and the compliance of strategic targets of the Group. Finally, the exclusion of pre-emptive rights allows the reductions of associated financial costs (including, particularly, the fees of the financing entities taking part in the issuance) in comparison to an issuance with pre-emptive rights and, at the same time, it causes a lower distortion effect in the negotiation of the Company's shares during the issuance process.

In any event, the exclusion of pre-emptive rights is an authority which the General Shareholders Meeting grants in favour of the Board of Directors and which correspond to the Board, on the basis of the particular circumstances and in accordance with the legal limitations, to decide in each case whether it is appropriate or not to exclude such rights. In this sense, if the Board of Directors decided to exclude the pre-emptive rights in relation to a particular issuance of convertible securities and/or warrants on shares of new issuance which eventually decided to perform in the light of the authority requested to the General Shareholders Meeting, it will issue, by the time of the approval of the issuance, a report detailing the particular reasons of the corporate interest which justify such measure, being such report the subject matter of the consequent report of the auditors referred to in article 511(3) of the Capital Companies Act. Both reports will be made available to the shareholders and holders of securities and other convertible securities and will be communicated at the first successive General Shareholder Meeting to be held after the approval of the issuance.

In addition, it is proposed the approval of the necessary agreements in order to facilitate the listing of the securities issued by virtue of this authority on any on official or unofficial secondary markets, organised or not, domestic or foreign.

Likewise, the proposal refers to the authority of the Board of Directors to guarantee fixed income securities, if applicable convertible and/or exchangeable, including warrants, as well as notes and preferred shares issued by companies in the Prisa Group.

Finally, the proposal refers to the express possibility that the Board of Directors may delegate in favour of the Delegated Committee, the Chairman or the Chief Executive Officer, the authority granted in its favour provided such delegation is possible.

Based on all of the foregoing, the Prisa Board of Directors under point ten of the Agenda presents the following proposal to the Ordinary General Meeting of Shareholders:

III. Proposed resolution to be submitted for approval at the shareholders meeting

"1. To revoke in the unused part the resolution passed under the third point of the agenda for the Extraordinary General Meeting of shareholders of 5 December 2008, regarding delegation of authority to issue convertible and/or exchangeable bonds, as well as warrants and other analogous securities.

2. To delegate to the Board of Directors of Promotora de Informaciones, S.A. ("Prisa" or the "Company"), in accordance with the general scheme for issue of bonds, under the provisions of article 319 of the Commercial Registry Regulations, applying the provisions of article 297(1)(b) of the Capital Companies Act, the authority to issue fixed income securities, straight, convertible and/or exchangeable into shares, and warrants, as well as notes and preferred shares, or any other debt instruments of a comparable kind, on the following terms:

1. *Securities covered by the issue. The securities to which this delegation applies may be debentures, bonds and other fixed-income securities of a comparable kind, both straight and convertible into newly-issued shares of the Company and/or exchangeable for outstanding shares of the Company. This delegation also may be used to issue bonds exchangeable for outstanding shares of other companies, whether or not members of the Prisa Group (the "Group"), for the issue of warrants or any other analogous securities that entitles directly or indirectly to subscribe shares of the Company or to acquire shares of the Company or shares of another company, whether or not a member of the Group, to be settled by physical delivery of the shares or, if applicable, in cash for differences, which, eventually, may be linked to or otherwise related to each issue of debentures, bonds and other straight fixed income securities of an analogous nature made under this delegation or to other loans or financing documents through which the Company acknowledges or creates a debt. The delegation also may be used to issue promissory notes or preferred shares.*

2. *Term. The issue of the securities may be made on one or more occasions, at any time, within the maximum term of five (5) years after the date of adoption of this resolution.*

3. *Maximum amount. The total maximum aggregated amount of the issue or issues of securities resolved under this delegation will be two billion euros (€2,000,000,000) or its equivalent in another currency.*

   For purposes of calculation of the aforesaid maximum, in the case of warrants the sum of premiums and exercise prices of the warrants of each issue approved under this delegation will be taken into account. In turn, in the case of promissory notes the outstanding balance of the notes issued under the delegation will be taken into account for purposes of the aforesaid limit.

   It is noted that, in accordance with the provisions of article 510 of the Capital Companies Act, the limit set forth in article 405(1) of the aforesaid Act does not apply to Prisa.

4. *Scope of the delegation.* *In use of the delegation of authority here resolved, and merely by way of illustration, not limitation, the Board of Directors will have authority, in respect of each issue, to determine the amount, always within the stated overall quantitative limit; the place of issue (in Spain or abroad) and the currency, local or foreign, and if it is foreign, its equivalent in euros; the denomination, whether bonds or debentures (including subordinated debentures), warrants (which in turn may be settled by physical delivery of shares or, if applicable, in cash for differences), promissory notes, preferred shares or any others permitted by law; the issue date or dates; the circumstance of being voluntarily or compulsory convertible and/or exchangeable, whether contingent, and, if so voluntarily, at the option of the holder of the securities or the issuer; when the securities are not convertible, the possibility of being wholly or partially exchangeable into shares of the Company or shares of another company, whether or not a member of the Group, outstanding or newly issued; the number of securities and their face value, which in the case of convertible and/or exchangeable securities may not be less than the par value of the shares; the interest rate, dates and procedures for payment of coupons; their perpetual or amortisable nature and in the latter case the term for repayment and maturity date; the instalment rate, premium and lots, the guarantees; the manner of representation, by way of certificates or book entries; pre-emption rights, if any, and subscription scheme; antidilution clauses; rules of priority and, if applicable, subordination; applicable law; to request, if applicable, admission for trading on official or unofficial secondary markets, whether or not organised, domestic or foreign, of the securities issued, satisfying the requirements in each case imposed by applicable regulations, and, in general, any other term of the issue (including subsequent amendment thereof), as well as, if applicable, to appoint the Commissioner and approve the basic rules that are to govern legal relationships between the Company and the Syndicate of holders of the securities that are issued, if it is necessary or is decided to form such a Syndicate. Regarding each specific issue made under this delegation, the Board of Directors may determine all matters not contemplated in this resolution.*
The delegation also includes the grant to the Board of Directors of the power to decide, in each case, on the conditions for repayment of the securities issued under this authorization, which may be used, to the extent applicable, to the collection means referred to in Article 430 of the Capital Companies Act or any other that may apply. Likewise, the Board of Directors is authorized to, when appropriate, and subject to obtaining the necessary official authorizations and, where appropriate, the conformity of the corresponding assemblies or representative bodies of the securities' holders, modify the conditions for repayment of the securities issued and the maturity thereof and their interest rate, if any.

5. *Bases for and forms of conversion and/or exchange.* *In the case of issue of convertible and/or exchangeable debentures or bonds, for purposes of determination of the bases for and forms of the conversion and/or exchange, it is resolved to establish the following criteria:*

   (i) *The securities issued under this resolution may be convertible into new shares of Prisa and/or exchangeable for outstanding shares of the Company, any of the companies in the Group or any other company, at a fixed determined or determinable conversion and/or exchange ratio, the Board of Directors being*

authorised to determine whether they are convertible and/or exchangeable, and to determine whether they are mandatorily or voluntarily convertible and/or exchangeable, and if they are voluntarily so, whether they are so at the option of the holder or the issuer, with the regularity and over the term established in the issue resolution, which may not exceed fifteen (15) years after the date of the issue.

(ii) *The board also may, for cases in which the issue is convertible and exchangeable, establish that the issuer reserves the right at any time to deliver new shares or outstanding shares, specifying the nature of the shares to be delivered at the time of making the conversion or exchange, being entitled even to choose to deliver a combination of newly issued shares and pre-existing shares or an equivalent cash amount. In any event, the issuer must respect the principle of equal treatment among all fixed income securities holders who convert and/or exchange their securities on the same date.*

(iii) *For purposes of the conversion and/or exchange, the fixed income securities will be valued at their face amount, and shares at the price determined in the Board of Directors resolution making use of this delegation, or at the determinable price on the date or dates indicated in the Board resolution, based on the stock market price of the shares of Prisa on the date or dates or for the period or periods taken as the reference in that resolution, with or without a premium or discount by reference to that price, and in any event with a minimum of the greater of (a) the average of the weighted average price of a share of Prisa on the Continuous Market of the Spanish exchanges over a period to be determined by the Board of Directors, not greater than three months or less than fifteen calendar days prior to the date of adoption of the Board's resolution to issue the fixed income securities, and (b) the closing price of the share of Prisa on that Continuous Market on the trading day prior to adoption of the aforesaid issue resolution. The Board may determine that the valuation of the shares for purposes of conversion and/or exchange may be different for each conversion and/or exchange date. In the case of exchange for shares of another company (whether or not in the Group), to the extent required, and with the adaptations, if any, that are necessary, the same rules will be applied, although by reference to the share price of that company on the corresponding market.*

(iv) *The Board may, in the event of a convertible and exchangeable securities issue, decide that the issuer reserves the right to choose, at any time, between conversion into new shares or exchange for outstanding shares, specifying the nature of the shares to be delivered at the time of the conversion or exchange, and may choose to deliver a combination of newly issued shares and outstanding shares. In any case, the issuer must ensure equal treatment for all holders of debt securities that are converted and/or exchanged on the same date.*

(v) *At the time of the conversion and/or exchange, the fractions of shares payable to the holders of securities will by default be rounded down to the nearest*

whole number. The Board may decide whether each holder will receive any resulting difference in cash.

(vi) *Under no circumstances may the value of the share used to calculate the conversion of securities into shares be lower than its par value. As provided in article 415(2) of the Capital Companies Act, debentures may not be converted into shares when the face value of the former is less than the par value of the latter. Nor may convertible debentures be issued for an amount less than their face value.*

At the time of approval of an issue of convertible debentures under the authorisation granted by the Meeting, the Board of Directors will issue an administrators report explaining and specifying, based on the aforesaid criteria, the bases for and manner of conversion specifically applicable to the indicated issue. This report will be accompanied by the corresponding report of the auditors referred to in article 414(2) of the Capital Companies Act.

6. *Bases for and forms of exercise of warrants. In the case of issues of warrants convertible into and/or exchangeable for shares, to which the provisions of the Capital Companies Act for convertible debentures will be applied by analogy, for purposes of determination of the bases for and forms of their exercise it is resolved to establish the following criteria:*

   (i) *The warrants issued under this resolution may give the right to subscribe new shares issued by the Company, or acquire outstanding shares of Prisa or another company, whether or not a member of the Group, or a combination of any of the foregoing. In any event, the Company may reserve the right to choose, at the time of exercise of the warrants, to deliver newly-issued shares, outstanding shares or a combination of the two, or to proceed by way of cash settlement for differences.*

   (ii) *The term for exercise of the warrants will be determined by the Board of Directors, and may not exceed fifteen (15) years from the issue date.*

   (iii) *The exercise price of the warrants may be fixed or variable based on the date or dates or period or periods taken as a reference. Thus, the price will be determined by the Board of Directors at the time of issue, or determinable at a later time in accordance with the criteria established in the resolution. In any event, the share price to be taken into account may not be of less than the greater of (i) the average of the weighted average price of the share of the Company on the Continuous Market of the Spanish exchanges over a term to be determined by the Board of Directors, not greater than three months or less than fifteen calendar days prior to the date of adoption of the issue resolution by the Board, and (ii) the closing price of the Company's share on that Continuous Market on the trading day prior to adoption of the aforesaid issue resolution. In the case of a purchase option on outstanding shares of another company (whether or not in the Group), to the extent required, and with the adaptations, if any, that are necessary, the same rules will be applied, although by reference to the share price of that company on the corresponding market.*

(iv) When the warrants are issued with straight or at par exchange ratios (that is, one share for each warrant) the sum of the premium or premiums paid for each warrant and the exercise price thereof in no case may be less than the value of the underlying share as determined in accordance with the provisions of section (iii) above, or its par value.

When the warrants are issued with multiple exchange ratios (that is, other than one share for each warrant), the sum of the premium or premiums paid for all warrants issued and their aggregate exercise price in no case may be less than the result of multiplying the number of shares underlying all of the warrants issued by the value of the underlying share calculated in accordance with the provisions of section (iii) above, or their aggregate par value at the time of the issue.

At the time of approving an issue of warrants under this authorisation, the Board of Directors will issue a report explaining and specifying, based on the criteria described in the foregoing sections, the bases for and forms of exercise specifically applicable to the indicated issue. This report will be accompanied by the corresponding auditor's report contemplated in article 414(2) of the Capital Companies Act.

7. *Rights of holders of convertible securities. To the extent it is possible to convert and/or exchange such fixed income securities as may be issued into or for shares, or to exercise the warrants, their holders will have such rights as may be given to them by applicable legislation and especially, where appropriate, those relating to preferential subscription rights (in case of convertible bonds or warrants on newly-issued shares) and anti-dilution clause in legal cases, without prejudice to what is stated in paragraph 8 (i) below.*

8. *Capital increase and exclusion of pre-emption rights for convertible securities. The delegation to the Board of Directors also includes, by way of illustration and not limitation, the following authority:*

   (i) The authority of the Board of Directors, under the provisions of article 308, 417 and 511 of the Capital Companies Act, to exclude, in whole or in part, the pre-emption right of the shareholders and holders of convertible debentures and, if applicable, warrants on newly-issued shares when, in the context of a specific issue of convertible debentures or warrants on newly-issued shares, that is required in order to attract funds on the international markets, to use techniques for testing demand, to incorporate industrial or financial investors that may facilitate creation of value and achievement of the strategic objectives of the Group, or is in any other way in the Company's interest. In any event, if the Board resolves to eliminate pre-emption rights on a specific issue of convertible debentures or warrants it eventually decides to carry out under this authorisation, it will, at the time it approves the issue and pursuant to applicable legislation, issue a report detailing the specific reasons in the corporate interest that justify said measure, which will be the subject of the related report of the auditor referred to in articles 41(2) and 511(3) of the Capital Companies Act. The aforesaid reports will be made available to the shareholders and holders of

convertible debentures and warrants on newly-issued shares, and reported to the first General Meeting held after the issue resolution.

(ii) The authority to increase capital by the amount necessary to cover applications for conversion or exercise of warrants on newly-issued shares. The aforesaid authority may only be exercised to the extent that the Board, adding the capital increase to cover the issue of convertible debentures or exercise of warrants and other capital increases resolved under the authorisations granted by the Meeting, does not exceed the maximum of one half of capital contemplated in article 297(1)(b) of the Capital Companies Act. This authorisation to increase capital includes authorisation to issue and circulate, on one or more occasions, the shares representative thereof that are necessary to effectuate the conversion or exercise of the warrant, and authorisation to redraft the article of the Articles of Association related to capital and, if applicable, cancel the part of the capital increase that proves not to be necessary for conversion into shares or exercise of the warrant.

(iii) The authority to develop and specify the bases for and forms of conversion and/or exchange, taking account of the criteria established in sections 5 and 6 above including, inter alia, fixing the time for the conversion and/or exchange or exercise of the warrants and, in general and in the broadest terms, determination of such matters and conditions as are necessary or appropriate for the issue.

The Board of Directors, at the successive General Meetings held by the Company, will report to the shareholders on such use as it may have made up to that time of the delegations referred to in this resolution.

9. *Admission to trading. The Company, when appropriate, will apply for admission to trading on official or unofficial secondary markets, organised or not, domestic or foreign, of the debentures, bonds, preferred shares, warrants and any other securities issued under this delegation, authorising the Board to take such steps and actions as may be necessary for admission to trading before the competent bodies of the various domestic and foreign securities markets.*

10. *Guarantee of fixed income security issues The Board of Directors also is authorised, for a term of five years, for and on behalf of the Company and within the limit indicated above, to guarantee fixed income securities, if applicable convertible and/or exchangeable, including warrants, as well as notes and preferred shares issued by companies in the Group.*

11. *Subdelegation: The Board of Directors is authorised to delegate the delegable authority received pursuant to this resolution to the Delegated Committee, the Chairman or the Chief Executive Officer.*

Madrid, 20 March 2013

PRISA

PROMOTORA DE INFORMACIONES, S.A. ORDINARY SHAREHOLDERS MEETING (June 22, 2013)

GRANTING A PROXY FOR CLASS A SHARES

Form for granting a proxy for Ordinary Meeting of PROMOTORA DE INFORMACIONES, S.A. to be held at 12.30 p.m. on June 21, 2013, at auditorium 400 of the Nouvel building of the Museo Reina Sofia, access by Ronda de Atocha, no number, Madrid 28012, on first call, and if the necessary quorum is not achieved, at the same place and at the same time on June 22, 2013, on second call. **The General Meeting is expected to be held on second call.**

Shareholders wishing to grant proxies

The shareholder grants a proxy for this Meeting to:
(Check only one of the following boxes and appoint the proxy).

☐ 1. The Chairman of the Board of Directors.

☐ 2. Mr./Ms. ______________________________, with N.I.F./C.I.F: ______________.

If a proxy is extended in favour of the Board of Directors, or if the proxy does not state the name of the person to which the proxy is granted, it will be understood to have been granted to the Chairman of the Board of Directors.

Voting instructions for resolutions proposed by the Board of Directors

(Check the corresponding box with an X)

Item of the Agenda	1º	2º	3º	4.1	4.2	4.3	5.1	5.2	6.1	6.2	7º	8º	9º	10º	11º	12º	13º	14º	15º
In favor																			
Against																			
Abstention																			
Blank																			

If the proxy grantor does not give voting instructions, the proxy could vote in the sense most appropriate for the shareholder interest.

In the event the proxy is granted by a public request and the proxy grantor has not indicate voting instructions, it shall be understood that the proxy (i) refers all the points on the agenda of the General Meeting and, (ii) the vote is in favour of all the proposed resolutions made by the Boards of Directors.

Proposals regarding points not contemplated on the Agenda in the call

Unless otherwise indicated by checking the following NO box (in which case the shareholder will be understood to instruct the proxy to abstain), the proxy also extends to proposals regarding points not contemplated on the Agenda. In such case, the precise instruction of the shareholder to the proxy is to vote for the proposal in the sense most appropriate for the shareholder interest

☐ NO

Shareholder Mr./Ms. ______________________________ **N.I.F./C.I.F:** ______________

Number of shares ____________________

Signature of shareholder granting proxy:

In ______, **on** ________ ________ **2013**

Conflict of interest

For purposes of articles 523 and 526 of the Capital Companies Act, it is noted that if the proxy appointed by a shareholder is the Chairman or any other director of the Company, they have a conflict of interest regarding point 13 of the Agenda (Non-binding voting on the Remuneration Policy Report). Also, the following directors have a conflict of interest: Ms. Arianna Huffington regarding point 4.2 of the agenda (Ratification of the appointment by cooptation and election of Director Ms. Arianna Huffington), Mr Jose Luis Leal Maldonado regarding point 4.3 of the agenda (Ratification of the appointment by cooptation and election of Director Mr. Jose Luis Leal Maldonado) and Mr Manuel Polanco Moreno regarding point 11 of the Agenda (Authorization of a long-term incentives plan by delivery of cash and shares of the Company, as variable remuneration of its management team, including an executive director).

Further, Directors may have a conflict of interest regarding the proposed resolutions, if any, presented apart from the Agenda, if, among other circumstances, they relate to removal of a director or imposition of liability thereon.

If the appointed proxy has a conflict of interest when voting on any of the proposals that, whether or not on the Agenda, are submitted to the General Meeting, and the proxy grantor has not given precise voting instructions, the proxy should refrain from voting for the points on which having a conflict of interest, have to vote on behalf of the shareholder.

AGENDA

1º.- Review and, if applicable, approval of the annual accounts (balance sheet, profit and loss account, statement of recognized income and expense, statement of changes in equity, of cash flow statement and notes to the financial statements) and management reports for both the company and the consolidated group for the 2012 financial year, and the proposed distribution of profits.

2º.- Approval of the Board of Directors' management of the company during the 2012 financial year.

3º.- Adoption of the necessary resolutions regarding the auditors of the company and its consolidated group for the 2013 financial year, pursuant to the provisions of Article 42 of the Commercial Code and Article 264 of the Companies Act.

4º.- Fixing the number of Directors. Appointment of Directors:
- 4.1. Fixing the number of Directors
- 4.2. Ratification of the appointment by cooptation and election of Director Ms. Arianna Huffington.
- 4.3. Ratification of the appointment by cooptation and election of Director Mr. Jose Luis Leal Maldonado.

5º.- Amendment of Bylaws:
- 5.1. Amendment of article 15. e) of the Bylaws, to provide for the chairmanship of the shareholders' meeting.
- 5.2. Amendment of Article 15 bis of the Bylaws to modify the regime of supermajorities.

6º.- Amendment to the General Meeting Regulations:
- 6.1. Amendment of article 14 of the General Meeting Regulation to provide for the chairmanship of the Shareholders' Meeting.
- 6.2. Amendment of article 21.2 of the General Meeting Regulation to ratify the amendment of section a), approved by the Ordinary Shareholders' Meeting on June 30, 2012, under point nine in its agenda, as well as to modify the regime of supermajorities.

7º.- Payment of the Class B shares minimum annual dividend corresponding to the year 2012 and the proportional part of this dividend accrued for the conversion of Class B shares into Class A common shares during the eleven months following to June 2013. Approval of capital increases against Class B share premium reserve required to pay the Class B preferred dividend with Class A ordinary shares for the year 2012 and the dividend accrued for conversions during the eleven months following to June 2013. Request for admission to trading the Class A ordinary shares issued through the capital increases on the stock exchange markets of Madrid, Barcelona; Bilbao and Valencia. Delegation of powers to the Board of Directors to execute the capital increases.

8º.- Review and approval of the merger by absorption of Prisa Televisión, S.A.U by Promotora de Informaciones, S.A.
1. Information, if any, on any significant changes of the asset or liability of the companies involved in the merger occurred between the date of the common merger project and the holding of the General Meeting which is herein convened.
2. Approval of the merger project.
3. Approval of the merger balance sheet.
4. Approval of the merger by absorption according to the merger project.
5. Tax regime.

9º.- Delegation of authority to the Board of Directors to increase capital, on one or more occasions, with or without share premium (with the power to exclude pre-emption rights, if any), on the terms and conditions and at the times contemplated in Article 297(1)(b) of the Capital Companies Act, and for the revocation of the authorisation granted at the General Shareholders Meeting of 5 December 2008 under the second point of the agenda therefore.

10º.- Delegation of authority to the Board of Directors to issue fixed income securities, both straight and convertible into shares of new issuance and/or exchangeable for shares that have already been issued of Promotora de Informaciones, S.A. (Prisa) or other companies, warrants (options to subscribe new shares or to acquire shares of Prisa or other companies), bonds and preferred shares. In the case of convertible and/or exchangeable securities or warrants, setting the criteria to determine the basis of and the methods of conversion, exchange or exercise; delegation of powers to the Board of Directors to increase capital by the amount required for the conversion of securities or for the exercise of warrants, as well as for the exclusion of pre-emption rights of shareholders and holders of convertible debentures or warrants on newly-issued shares.
Revocation, in the unused part, of the resolution delegating authority for issuance of convertible and/or exchangeable bonds adopted by the General Meeting of shareholders of 5 December 2008, under point third of the agenda therefor.

11º.- Authorization of a long-term incentives plan by delivery of cash and shares of the Company, as variable remuneration of its management team, including an executive director.

12º.- Authorization for direct or indirect derivative acquisition of treasury shares, within the legal limits and requirements. Revocation of unused part of the authorization granted in this sense at the Ordinary General Meeting of 30 June 2012 under point eleventh of the agenda

13.º- Non-binding voting of Remuneration Policy Report.

14º.- Information to Shareholders on amendments to the Regulations of the Board of Directors.

15º.- Delegation of Powers

PRISA

CONDITIONS FOR GRANTING PROXIES

PROMOTORA DE INFORMACIONES, S.A. ORDINARY MEETING
June 22, 2013

SHAREHOLDERS WISHING TO GRANT VOTING PROXIES

A shareholder may grant a proxy to another person. Grant of proxy shall be valid for a specific meeting. Grant of proxy shall be indicated on any of the following documents that in any case shall bear the grantor's signature: i) the attendance card issued by any of the entities participating in Iberclear, ii) a letter or iii) this standard form.

The proxy form shall contain or have annexed thereto the agenda for the meeting.

When the proxy holds a notarized power of attorney to manage all of the shareholder's assets located in Spain it is not necessary that the proxy is granted specifically for a specific meeting, nor that the proxy is granted, with grantor's signature, in one of the documents above mentioned. However, the proxy must accompany the attendance card, issued in favor of the shareholder represented, by by any of the entities participating in Iberclear.

A proxy granted to one who by law cannot act as such will not be valid or effective.

If a proxy is extended in favour of the Board of Directors, or if the proxy does not state the name of the person to which the proxy is granted, it will be understood to have been granted to the Chairman of the Board of Directors.

If the proxy grantor does not give voting intrucctions, the proxy could vote in the sense most appropriate for the shareholder interest.

In the event the proxy is granted by a public request and the proxy grantor has not indicate voting instructions, it shall be understood that the proxy (i) refers all the points on the agenda of the General Meeting, (ii) the vote is in favour of all the proposed resolutions made by the Boards of Directors and (iii) and it is understood that regarding the points out of the agenda, the proxy shall vote in the sense most appropriate for the shareholder interest.

If the appointed proxy has a conflict of interest when voting on any of the proposals that, whether or not on the Agenda, are submitted to the General Meeting, and the proxy grantor has not given precise voting instructions, the proxy should refrain from voting for the points on which, having a conflict of interest, have to vote on behalf of the shareholder.

The proxy may be communicated to the Company by way of:

i) Remote electronic means of communication, through the Company's website (www.prisa.com). In this case it must include an electronic signature of the shareholder recognised, provided or issued by any of the following certification service providers: CERES (Fábrica Nacional de Moneda y Timbre - Real Casa de la Moneda); CAMERFIRMA; or ANCERT (Agencia Notarial de Certificación). The electronic National Identity Document (Documento Nacional de Identidad electrónico, or "DNIe") issued by the National Police Directorate of the Spanish Ministry of the Interior may also be used.

ii) Physical delivery or mail (in this case there must be a handwritten signature of the shareholder): The document reflecting the proxy may be sent by mail addressed to Shareholder Relations Office of Promotora de Informaciones, SA, to the registered office of the Company (Gran Vía 32, 28013 Madrid) or to the address of the Office (Avda. de los Artesanos 6, Tres Cantos, 28760 Madrid) or delivered at the entrance to the general meeting site, to the Company's organisers, on the same day it is held, before it commences.

If the proxy is granted using remote electronic means of communication, the proxy form, duly completed, must be in the possession of the Company at least 24 hours before the time contemplated for holding the General Meeting on first call, or such shorter term, if any, as may be determined by the Board of Directors. Otherwise, the proxy will be deemed not to have been granted.

All of the foregoing in accordance with the provisions of the Bylawsand General Meeting Regulations of Promotora de Informaciones, S.A. Also, the rules included in the notice of call of the General Meeting and on the Company's website **(http://www.prisa.com)** must be followed.

Proxies will always be revocable, and will be deemed to be revoked by personal attendance of the grantor of the proxy at the meeting.

PRISA

PROMOTORA DE INFORMACIONES, S.A. ORDINARY SHAREHOLDERS MEETING (June 22, 2013)

REMOTE VOTING FOR CLASS A SHARES

Form for remote vote for Ordinary Meeting of PROMOTORA DE INFORMACIONES, S.A. to be held at 12.30 p.m. on June 21, 2013, at auditorium 400 of the Nouvel building of the Museo Reina Sofia, access by Ronda de Atocha, no number, Madrid 28012, on first call, and if the necessary quorum is not achieved, at the same place and at the same time on June 22, 2013, on second call. **The General Meeting is expected to be held on second call.**

Class A shareholders wishing to vote regarding the proposals on the Agenda:

If prior to the holding of the Meeting the shareholder wishes to vote remotely regarding the proposals on the Agenda for this Meeting, it must check the corresponding box with an X, depending upon the sense of the vote or abstention.

Item of the Agenda	1º	2º	3º	4.1	4.2	4.3	5.1	5.2	6.1	6.2	7º	8º	9º	10º	11º	12º	13º	14º	15º
In favor																			
Against																			
Abstention																			
Blank																			

Shareholders casting votes remotely will be considered to be in attendance for purposes of the quorum for the General Shareholders Meeting.

The sense of the vote must be necessarily indicated.

Shareholder Mr./Ms. ________________________________ **N.I.F./C.I.F:** ______________

Depositary Entity: Code __________ Name ________________________________
Securities Account (Branch + DC+ account number)
____

Number of shares ________________

Signature of shareholder voting remotely
(signature authenticated by a notary or acknowledged by a custodian participating in Iberclear)

In __________, **on** ________ ____________ **2013**

AGENDA

1º.- Review and, if applicable, approval of the annual accounts (balance sheet, profit and loss account, statement of recognized income and expense, statement of changes in equity, of cash flow statement and notes to the financial statements) and management reports for both the company and the consolidated group for the 2012 financial year, and the proposed distribution of profits.
2º.- Approval of the Board of Directors' management of the company during the 2012 financial year.
3º.- Adoption of the necessary resolutions regarding the auditors of the company and its consolidated group for the 2013 financial year, pursuant to the provisions of Article 42 of the Commercial Code and Article 264 of the Companies Act.
4º.- Fixing the number of Directors. Appointment of Directors:
- 4.1. Fixing the number of Directors
- 4.2. Ratification of the appointment by cooptation and election of Director Ms. Arianna Huffington.
- 4.3. Ratification of the appointment by cooptation and election of Director Mr. Jose Luis Leal Maldonado.

5º.- Amendment of Bylaws:
- 5.1. Amendment of article 15. e) of the Bylaws, to provide for the chairmanship of the shareholders' meeting.
- 5.2. Amendment of Article 15 bis of the Bylaws to modify the regime of supermajorities.

6º.- Amendment to the General Meeting Regulations:

6.1. Amendment of article 14 of the General Meeting Regulation to provide for the chairmanship of the Shareholders' Meeting.

6.2. Amendment of article 21.2 of the General Meeting Regulation to ratify the amendment of section a), approved by the Ordinary Shareholders' Meeting on June 30, 2012, under point nine in its agenda, as well as to modify the regime of supermajorities.

7º.- Payment of the Class B shares minimum annual dividend corresponding to the year 2012 and the proportional part of this dividend accrued for the conversion of Class B shares into Class A common shares during the eleven months following to June 2013. Approval of capital increases against Class B share premium reserve required to pay the Class B preferred dividend with Class A ordinary shares for the year 2012 and the dividend accrued for conversions during the eleven months following to June 2013. Request for admission to trading the Class A ordinary shares issued through the capital increases on the stock exchange markets of Madrid, Barcelona; Bilbao and Valencia. Delegation of powers to the Board of Directors to execute the capital increases.

8º.- Review and approval of the merger by absorption of Prisa Televisión, S.A.U by Promotora de Informaciones, S.A.

1. Information, if any, on any significant changes of the asset or liability of the companies involved in the merger occurred between the date of the common merger project and the holding of the General Meeting which is herein convened.

2. Approval of the merger project.

3. Approval of the merger balance sheet.

4. Approval of the merger by absorption according to the merger project.

5. Tax regime.

9º.- Delegation of authority to the Board of Directors to increase capital, on one or more occasions, with or without share premium (with the power to exclude pre-emption rights, if any), on the terms and conditions and at the times contemplated in Article 297(1)(b) of the Capital Companies Act, and for the revocation of the authorisation granted at the General Shareholders Meeting of 5 December 2008 under the second point of the agenda therefore.

10º.- Delegation of authority to the Board of Directors to issue fixed income securities, both straight and convertible into shares of new issuance and/or exchangeable for shares that have already been issued of Promotora de Informaciones, S.A. (Prisa) or other companies, warrants (options to subscribe new shares or to acquire shares of Prisa or other companies), bonds and preferred shares. In the case of convertible and/or exchangeable securities or warrants, setting the criteria to determine the basis of and the methods of conversion, exchange or exercise; delegation of powers to the Board of Directors to increase capital by the amount required for the conversion of securities or for the exercise of warrants, as well as for the exclusion of pre-emption rights of shareholders and holders of convertible debentures or warrants on newly-issued shares.

Revocation, in the unused part, of the resolution delegating authority for issuance of convertible and/or exchangeable bonds adopted by the General Meeting of shareholders of 5 December 2008, under point third of the agenda therefor.

11º.- Authorization of a long-term incentives plan by delivery of cash and shares of the Company, as variable remuneration of its management team, including an executive director.

12º.- Authorization for direct or indirect derivative acquisition of treasury shares, within the legal limits and requirements. Revocation of unused part of the authorization granted in this sense at the Ordinary General Meeting of 30 June 2012 under point eleventh of the agenda

13.º- Non-binding voting of Remuneration Policy Report.

14º.- Information to Shareholders on amendments to the Regulations of the Board of Directors.

15º.- Delegation of Powers

PRISA

CONDITIONS FOR REMOTE VOTING

PROMOTORA DE INFORMACIONES, S.A. ORDINARY MEETING
June 22, 2013

SHAREHOLDERS WISHING TO VOTE REMOTELY

A shareholder may cast its vote remotely. To do so, it must complete the form related to remote voting and send the duly completed form to the Company. Shareholders casting votes remotely will be considered to be in attendance for purposes of the quorum for the General Meeting.

A vote so cast may be sent to the Company by way of:

i) Remote electronic means of communication, through the Company's website (www.prisa.com). In this case it must include an electronic signature of the shareholder recognised, provided or issued by any of the following certification service providers: CERES (Fábrica Nacional de Moneda y Timbre - Real Casa de la Moneda); CAMERFIRMA; or ANCERT (Agencia Notarial de Certificación). The electronic National Identity Document (Documento Nacional de Identidad electrónico, or "DNIe") issued by the National Police Directorate of the Spanish Ministry of the Interior may also be used.

ii) Delivery or post by mail: addressed to Shareholder Relations Office of Promotora de Informaciones, SA, to the registered office of the Company (Gran Vía 32, 28013 Madrid) or to the address of the Office (Avda. de los Artesanos 6, Tres Cantos, 28760 Madrid). The form will include the information necessary to demonstrate status as a shareholder. The signature of the shareholder must be attested by a notary or acknowledged by a custodian participating in Iberclear. In the case of legal persons it must be accompanied by the corresponding documents sufficiently showing the capacity in which the signatory acts.

A vote cast remotely, in any of the ways contemplated in the preceding sections, must be in the possession of the Company at its headquarters, at least 24 hours in advance of the time contemplated for holding the General Meeting on first call, or such shorter term, if any, as may be determined by the Board of Directors. Otherwise, the vote will be deemed not to have been cast.

All of the foregoing in accordance with the provisions of the Bylaws and General Meeting Regulations of Promotora de Informaciones, S.A. Also, the rules included in the notice of call of the General Meeting and on the Company's website **(http://www.prisa.com)** must be followed.

ORDINARY SHAREHOLDERS MEETING PROMOTORA DE INFORMACIONES, S.A.
(June 22, 2013)

RIGHT OF INFORMATION

Right of information form for Ordinary Meeting of PROMOTORA DE INFORMACIONES, S.A. to be held at 12.30 p.m. on June 21, 2013, at auditorium 400 of the Nouvel building of the Museo Reina Sofia, access by Ronda de Atocha, no number, Madrid 28012, on first call, and if the necessary quorum is not achieved, at the same place and at the same time on June 22, 2013, on second call. **The General Meeting is expected to be held on second call.**

Mr./Mrs ____________________________, N.I.F./C.I.F________, address____, and e-mail _________ requests the following information or clarification from the directors of Promotora de Informaciones, S.A. (PRISA) or asks the following questions about items on the agenda of the Ordinary Shareholders Meeting to be held on June 21, 2013, at first call or on June 22, 2013, at second call, and /or relating the information accessible to the public that may have been furnished by the Company to the Spanish Securities and Exchange Commission from the holding of the last General Meeting and/or relating the auditor's report:

____
____
____
____
____
____
____
____
____
____
____
____

Shareholder Mr/ Mrs ____ **N.I.F./C.I.F:** ________________

Depositary Entity: Code ____________ Name ____
Securities Account (Branch + DC+ account number)

____

Number of Shares ____________________

Signature of the shareholder

In__________, ____________ **2013**

PRISA

RIGHT OF INFORMATION CONDITIONS

ORDINARY SHAREHOLDERS MEETING
PROMOTORA DE INFORMACIONES, S.A.
June 22, 2013

RIGHT TO INFORMATION PRIOR TO THE HOLDING OF THE MEETING. CONDITIONS.

The shareholders are able, by means of a written communication, to request information or clarifications from the directors up to seven days prior to the holding of the Meeting, convened for June 21, 2013, on first call, and June 22, 2013, on second call (it being expected that will be held on second call) or to ask questions about the business contained on the agenda and/or concerning the information accessible to the public that may have been furnished by the Company to the Spanish Securities and Exchange Commission from the holding of the last General Meeting (held on June 30, 2012) and/or concerning the auditor's report.

The information requested in conformity with the terms of the previous paragraph shall be provided to the requesting party by the Board of Directors or, by means of delegation from the same, by any of its members empowered to such effect or by its Secretary. The information shall be submitted in writing, within the period that runs to the day of the holding of the General Meeting, through the Shareholders' Relation Office.

Nevertheless, it shall be possible to refuse to provide the information requested in the cases covered by Law and by article 19.3 of the Regulations of the Shareholders Meeting.

The right of information form can be delivered to the Company by:

i) Electronic means of distance communication trough the corporate website (www.prisa.com. In this case the document should incorporate an advanced electronic signature of the shareholder, issued by any of the following certification service providers: CERES (Fábrica Nacional de Moneda y Timbre-Real Casa de la Moneda), or ANCERT CAMERFIRMA (Notarial Certification Agency.) Also it can be used the Electronic National Identity Document (DNIe) issued by the National Police, attached to the Spanish Interior Ministry.

ii) Delivery or post by mail: addressed to Shareholder Relations Office of Promotora de Informaciones, SA, to the registered office of the Company (Gran Vía 32, 28013 Madrid) or to the address of the Office (Avda. de los Artesanos 6, Tres Cantos, 28760 Madrid). In this case the form must to be signed with signature of the shareholder, who must prove their identity by using a photocopy of their National Identity Card or Passport and, if legal persons,must attach a document that sufficiently substantiates the representation thereof. Furthermore, the requesting party shall accredit his status as shareholder or provide the sufficient data (number of shares, recipient entity, etc.), so that these can be verified by the Company.

All said above in accordance with the provisions of the Bylaws and the Regulation of the Shareholders Meeting of Promotora de Informaciones, SA. Likewise it is necessary to meet the rules contained in the notice convening the Shareholders Meeting and in the Company's website (http://www. prisa.com).